SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Form 10SB12G/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                       PURSUANT TO SECTION 12(b) OR 12(g)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 RBID.COM, INC.

           (Name of Small Business Issuer as specified in its Charter)





              Florida                                     33-0857311
       -----------------------                      ---------------------
       (State of Incorporation                      (IRS Employer ID No.)

                       24461 Ridge Route Drive, 2nd Floor

                         Laguna Hills, California 92663

                    (Address of Principal Executive Offices)

                                 (949) 470-4550

                         (Registrant's Telephone Number)

        Securities registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: 8,378,500 Common shares $0.001 Par Value

         PART I

                         ITEM 1: DESCRIPTION OF BUSINESS

I.       INTRODUCTION
---------------------

         RBID.com, Inc., a Florida corporation ("RBID" or the "Company" or the "Registrant") , is a development stage company with no earnings and minimal revenues, engaged in the development, ownership, operation and promotion of an e-commerce Super Mall on the Internet; and also holds itself out to provide consulting services in the design, development and sale of software and business solutions to persons who desire to set up an e-commerce business on the Internet. RBID was originally organized in 1988 in Florida under the name GCST, Inc. The Registrant was dormant and had no revenues from inception through the period ending September 30, 1999.

         In August, 1998, the Registrant entered into a reorganization agreement with Secure America, Inc., a Delaware corporation, pursuant to which the Registrant issued 5,800,000 shares of common stock to the shareholders of Secure America, Inc., in exchange for one hundred percent of the shares of common stock of Secure America, Inc., thereby acquiring software important to its business. Prior to and following the merger Secure America, Inc. has remained an inactive corporation and currently has no assets.

         On April 14, 1999, the corporation changed its name from GCST, Inc. to RBID.com, Inc., in order to better reflect its intended business.

         In 1998, the Registrant formulated its business plan for its E-Commerce Super Mall and began to develop the necessary software and protocols. The Registrant has spent the last two years refining its Super Mall concept, developing proprietary software for the SuperMall business, and implementing the first Super Mall Site. The Company had an accumulated deficit of $1,526,858 at September 30, 1999, which was generated over the period of October 4, 1998 through September 30, 1999, as a result of website research, marketing expense and general and administration expenses and development costs.

II.      RBID's SUPERSITE MALL.
-------------------------------

         RBID's Super Mall is an Internet portal which gives the Internet public access to an online shopping mall (R-mall), an online auction house (R-auction), an online travel guide (R-travel), an online homeguide (R-homeguide), online classifieds (R-classifieds), an online travel agency (R-travel), an online search engine for products and services (R-active shopper), yellow pages, and various other Internet services including e-mail, chatrooms and games.

         These products and services are bundled and offered as a platform for businesses which wish to establish virtual business establishments on the Internet. These businesses, or virtual "Tenants" in the virtual Super Mall (hereinafter collectively the "Tenants"), lease virtual space, form their own Websites, and set up their own stores which are then integrated with the stores of other Tenants in the Super Mall. These virtual stores are also integrated with the bundle of other products and services provided to the Internet public by RBID at its Super Mall, in order to attract Internet traffic to the Super Mall and to the Tenant's stores.

         E-commerce tenants in Registrant's Super Mall are categorized as "Independent Stores", as "Tenant Stores" and "Supersite Tenants". Independent Stores are pre-existing Website businesses who may have a presence in a variety of competing Web malls, and have opted to join Registrant's Super Mall. Tenant Stores represent businesses new to e-commerce over the Net, who have elected to establish their first e-commerce net store at the Registrant's Super Mall. Super Site Tenants are Tenant Store operators who desire to expand the products and services they offer over the Net by recruiting additional new Tenant Store operators to join with them in their own subtier Super Site, to create a combined multi-store presence which is integrated into the Registrant's Super Mall.

         The Company commenced test operations in May, 1999 and began commercial operations in November, 1999.

         A.  Revenues Producing Services
         -------------------------------

                  RBID's Super Mall has been designed to create revenues for the Company in several different ways. The revenue sources from the Company's SuperSite Mall are as follows:

                  1. Independent Store Commissions. Much like a bricks and mortar shopping mall, the SuperMall consists of a growing list, currently numbering approximately 218 of independent, general and specialized retailers from which purchases online can be made. These independent stores all have their own Websites and a pre-existing commercial presence on the Internet and have been recruited for inclusion in the SuperMall by Registrant.

                           These retailers include such well-known names brands as Disney, Dell Computers, JC Penny, Maidenform, Borders Books, Sony Music, Sharper Image, Compaq, Staples.com, and also include such services as Priceline.com, Quicken, ReliQuote.com, stamps.com, and others.

                           Registrant has entered into agreements with these merchants for the inclusion of their online sites in the Company's Super Mall in exchange for a sales commission which is a negotiated percentage of each sale by such merchants through retail stores affiliated with the SuperMall, varying from merchant to merchant and product or service to product or service and ranging from 2% to 25% (hereinafter "Independent Retail Commissions").

                  2. Tenant Store Commissions. RBID has an ongoing program of recruiting new stores for its Super Mall who fall into a different category, called "Tenant Stores". These are typically new businesses, or established businesses, who do not yet have a commercial presence on the Internet. RBID enters into an agreement whereby it assists these Tenant Stores in establishing their commercial presence on the Web, and receives a 10% commission on the sale of all merchandise and services by the stores integrated into its Super Mall (hereinafter "Retail Commissions").

                  3. Site Advertising Revenues. RBID receives revenues from banner advertising displayed throughout the SuperMall Sites and StoreSites (Advertising Revenues), based on click through traffic through the SuperMall and its various stores, products and services.

                  4. Click Through Revenues. The Company receives revenues from other unrelated Internet sites based on so-called "Click Through" traffic which the SuperMall and its collective sites send to such other sites, as a result of advertisements, promotions, informational listings and other inducements displayed on the SuperMall and its collective sites.

                  5. Store Tenant Monthly Service Fees. RBID receives one time installation fees, and thereafter monthly service  fees  from  its  Tenants.  In  this  regard,
                           Tenants are classified as "Store Tenants" or SuperSite Tenants. Store Tenants pay a monthly fee of $29.95 for their affiliation in the SuperSite Mall, as well as Retail Commissions through their store sales noted above.

                           The $29.95 monthly store owner fee includes the use of customized software products and services of the Registrant to build a store Website, including the Company's Proprietary Website Store Builder Software. An individual merchant can utilize Registrant's Store Building Software to build his store based on a menu of available templates and can customize it in a matter of minutes (and modify and update it quickly at any time) to present the store owner's products and services and to enable customers to purchase those products or services online.

                           The Company also provides the service of QuikTrack, a transaction manager with point-and-click online access to the current status of traffic activity at an individual's store. QuikTrack utilizes proprietary software developed by Registrant.

                           All revenues generated by an individual Store Tenant are retained by the Store Tenant, less the 10% commission paid to the Company. The Store Tenant has the advantage of being located "next to" (in a virtual sense) the two hundred-plus established Independent Stores.

                           The pricing for individual Store Tenants of their own products is up to their individual discretion. Likewise they are responsible for the fulfillment of all orders to their online customers.

                  6. SuperSite Tenants Monthly Service Fees. SuperSite Tenants are required to set up at least "one" Tenant Store (the "Permitted Tenant Store") but also have the additional opportunity to both create additional levels or subtiers of "SuperSite", and to locate and add additional subtenants who desire to establish their own Virtual Tenant Stores under the direction and account of the SuperSite Tenant.

                           SuperSite Tenants pay an installation fee of $995, and a monthly fee of $39.95. SuperSite Tenants are not required to pay any commissions to the Company on sales through their one "Permitted" Tenant Store.

                           SuperSite Tenants share with the Registrant and others in all commissions on revenues generated by any Sub Tenant Stores they bring into their Subtier SuperSite.

                           This structure has been put in place in order to promote rapid growth in the community of stores integrated with RBID's SuperSite Mall.

              RBID's structure with regard to Supersite Tenants may
                            be diagramed as follows:

                                 RBID.Com, Inc.
                                 --------------

                                 SuperSite Mall
                                 --------------

              Independent        Tenant
              Stores             Stores              SuperSite Tenants


              Subtier            Subtier             One Permitted
              Tenant             SuperSite           Tenant Store
              Stores             Tenants

                                                     One Permitted
                                                     Tenant Store

              Subtier            Subtier
              Tenant             SuperSite           One Permitted
              Stores             Tenants             Tenant Store

                     And so on down an organizational chain

                  7. Basic Internet Service Provider. Registrant offers basic Internet service at a cost of $19.95 per month, both to the Internet public at large, and to all its Tenants. The Tenants are not required to utilize the Company's Internet service, and may use any other Internet service provider.

                           The Company's Internet service includes free email, free chatrooms, free Net games, and a game site which includes links to other game sites. While some competitors are now offering basic Internet access services for free, Registrant believes the price it is charging is justified in view of the additional features included.

         B.       Additional Services Provided
                  ----------------------------

                  In order to increase traffic to the Super Mall and thereby increase Advertising Revenue and store sales and commissions, the Company's Super Mall provides a number of additional services, some of which are free and some of which provide opportunity for the Registrant to earn additional income. These services are as follows:

                  1. Auction Services: The Company's auction services (R-auction) offers consumers the ability to list items for sale at no charge for the listing. The listing includes a product description and, at the seller's election, an image or photograph, along with price and payment information. The Company provides this service through U-Bid, an independent company, utilizing a link to U-Bid's site, under a revenue sharing agreement which provides $1.00 for every new customer. Users are not charged a fee to list items for sale, but a 2% fee is collected upon consummation of a sale transaction.

                  2. Freeads: (R-classifieds). This service, which is free to anyone visiting the RBID Super Mall, is an advertising service which can be used in much the same way as conventional newspaper classified advertising services and is offered without charge, as an inducement to attract traffic to the Registrant's Super Mall. There is no limit to the number of free ads an individual can place. This service is provided by InfoSpace, an independent company, through a link to the InfoSpace Website. Registrant has a revenue sharing agreement with InfoSpace whereby Registrant receives % of all click through revenues from users sent to InfoSpace's site.

                  3. Games: The SuperMall makes various Internet games available for playing by the general Internet public without charge. It also provides a link to a multiparty game playing site over the Web.

                  4. E-mail: The SuperMall provides free E-mail services to the general public, permitting them to send and receive E-mail from the SuperMall's site.

                  5. Internet Search: The SuperMall provides free access to all the Internet search engines, including Go.com, Yahoo.com, Lycos.com and Excite.com.

                  6. R-Travel: Links users to FareBetter, a comprehensive system designed to exhaustively search fares offered by airlines, discounted airfare offers, and exclusive White Label(TM) fares. RBID has entered into private label deal with FareBetter whereby RBID receives a commission on revenue generated by user activity.

                  7.       R-Active Shopper: Another InfoSpace link which serves
                           as  a  search   engine  for   products  and  services
                           available on the Internet.

                  8. R-Chat: A chat site featuring chats in English and eight other languages, French, German, Chinese, Japanese, Spanish, Korean, Philippino and Italian. R-Chat is established under a private label agreement with Webmaster, Inc. (available to all Website visitors).

                  9. R-Web Search, an Open Directory search engine link service service powered by InfoSpace.

                  10. R-Finance, an InfoSpace powered link to various financial services and information.

                  11. R-Maps, an InfoSpace powered link to international map services.

                  12. R-Yellow Pages, an InfoSpace powered link to business listings.

                  13.      R-White   Pages,   an   InfoSpace   powered  link  to
                           individual listings.

                  14. R-Community Beach, the site where Internet users can sign up to avail themselves of the free services provided by the Super Mall. Once a user signs up he becomes a "free community member".

                  15. R-Island, an online business building system for SuperSite owners. RBID charges a one time fee of $195 for this product. (The income is not redistributed under the Comp Plan.)

                  16. R-Benefits, a Website which offers prepaid packaged services for health and health related services, travel and travel related services, lifestyle, including convenience services, physicians and hospitals, including discount pharmaceuticals and legal and tax advice services.

                  17. R-Entertainment, a comprehensive listing of various forms of entertainment, games and general amusements.

                  18. R-News, an InfoSpace powered listing of top news stories both national and international, and in various focus areas provided by Comtex.

                  19.      R-Business   Services,   an  InfoSpace  powered  site
                           featuring business to business services. Income from commissions is pooled and redistributed.

                  20. R-Stock, a link to Bloomberg.com providing financial information, stock quotes, news and related services to interested users.

         C.       Services Provided to SuperSite Tenants
                  --------------------------------------

                  Registrant offers anyone the opportunity to purchase an individual SuperSite and in doing so to become the online equivalent of a shopping mall owner and operator and portal owner, but with the bulk of the software development already done, and a maintenance service in place, for a monthly fee. Further, the work of assembling "anchor tenants" and a collection of retail stores is already done.

                  The SuperSite purchaser can immediately create both his own store and his personal shopping mall and portal for future customers. The Super Site purchaser receives a web page and a SuperSite personalized for the purchaser, but within certain general design specifications developed and maintained by the Registrant. Upon the completion of the purchaser's personalized SuperSite, the purchaser is then able to solicit his own customers to purchase goods and services, and to solicit potential store owners who wish to operate within his SuperSite, and to solicit the purchase of additional Subtier SuperSites.

                  Each SuperSite contains the basic features of the SuperSite prototype, but from that point is personalized and evolves into an entity which takes its own shape and attracts its own customers, primarily through the activities of its owner and those whom its owner recruits to take part as customers, Subtier Store Tenants and perhaps Subtier SuperSite Tenants.

                  In addition the SuperSite purchaser will provide "tracking" software that enables the SuperSite purchaser to monitor a broad range of activity taking place on his individual SuperSite.

                  These features are all combined in the RBID SuperMall with what are currently the more conventional uses and expectations of Internet users, such as basic Internet access, including most search engines, e-mail and chat forums.

                  From  November  5,  1999,   through  December  31,  1999,  the
         Registrant leased 84 SuperSites to SuperSite Tenants. The Registrant delivered these SuperSites in the last quarter of 1999.

         D.       Redistribution   of  Certain  Revenues  to  Tenants  and  Site
                  --------------------------------------------------------------
                  Users/R-bid's Network Referral Marketing Plan
                  ---------------------------------------------

         70% of the Company's revenues from the following three sources are reallocated to its Tenants and the Internet public who use the SuperMall Site and its free services, on a monthly basis:

         (1) Revenues generated by the payment of commissions by independent stores and Tenant Stores on merchandise and services sales;
         (2) Revenues generated by paid advertising on the SuperMall and its SuperSites and free services sites;
         (3) Revenues generated by Click Through activity paid by other sites to which Internet visitors are referred.

         These reallocated revenues are combined each month, and divided 10% to Site Users, 40% to SuperSite Tenants based on their site usage, and 50% to SuperSite Tenants based on their Subtier SuperSite Tenants (hereinafter also referred to as "Team Members") as follows:

         1. The 10% of these reallocated revenues allocated to Site users, are allocated among all members of the general Internet public who set up a free personal account as an e-mail user or personal homepage.The 10% is reallocated to the account of these Site users on a biweekly basis, pro rata, based on the ratio of usage or traffic of their site. These revenue allocations are accrued until a minimum of $25.00 is payable, and then periodically paid out.

         2. The 40% of these reallocated revenues allocated to SuperSite tenants based on their Site usage, are allocated among the SuperSite Tenants in the ratio that total activity at their site, bears to the aggregate of all activity at all SuperSites.

         3. The 50% of these reallocated revenues allocated to SuperSite Tenants based on subtier SuperSites, are allocated based upon the number of subtier SuperSite Tenants or Team Members, each SuperSite Tenant has brought in as a subtier Tenant. Revenues are allocated in the ratio that the number of subtier Tenants the SuperSite Owner has brought in (up to a maximum of seven subtier SuperSite Tenants), bears to the number of all SuperSite Tenants at the end of the monthly period.

                  By way of example, if 50% of reallocated revenues were $100,000, and there were 229 tenants in the tenant community team, we would divide the $100,000 by the 229 tenants with a resulting total of $436.68 per tenant. As explained above, there is a maximum of 7 sub-tier SuperSite Tenants. For allocation purposes, the $436.68 per tenant is divided by the 7 subtenant levels resulting in $62.38 per tenant allocation. Total allocation of funds is summarized as follows:

                       229 tenants times $62.38 = $14.286
                       Total sub allocations ($14.286 times 7 levels = $100,000)

                  In any month in which the aggregate reallocated revenues to any SuperSite Owner does not exceed $10, the Company has elected to pay such SuperSite Owner a minimum of $10 per month.

         E.       No Assurance of Profitable SuperSite Operation
                  ----------------------------------------------

                  The Company management recognizes that once a SuperSite has been set up and is operational by the Tenant, there is no assurance the SuperSite Tenant will be able to attract Store Tenants and establish a profitable business. It can be difficult to attract Tenants to set up Stores on the Internet, because of the newness of e-commerce, the technical aspects of computers and the Internet, and the competition from other providers of Internet commerce, among other factors.

         F.       Monitoring of Tenant Activities
                  -------------------------------

                  Registrant has developed the following procedures to remove advertisers that misrepresent their products or themselves or otherwise run afoul of the law.

                  First, the Registrant's staff monitors all advertising and chat activity. Second it has created a complaint department that allows a prospective purchaser to lodge an e-mail complaint with the Registrant. Until such time as the complaint is investigated, the Registrant will mark the advertisement or item with a special symbol to advise customers that purchase is halted pending a review of the product or service. The Registrant will then e-mail the seller and forward the received complaint. The seller will have five (5) business days to respond. If the seller fails to respond, the ad or item will be deleted. If the seller responds, the response will be forwarded on to the complaining consumer. The complaining consumer will have five days to respond to seller's explanation. If the consumer does not respond, the item or ad will continue to be offered and the notation will be removed. If the consumer continues to complain, the advertisement will be deleted by the Registrant and the advertiser notified unless registrant receives reasonable assurance that the complaint is spurious.

         G.       Marketing
                  ---------

                  RBID utilizes it wholly-owned subsidiary, R-way Corporation, a
         Delaware corporation ("R-way"), to market its SuperMall to potential Store Tenants and Supersite Tenants, as well as to subtier Store Tenants and subtier SuperSite Tenants. R-way provides marketing services, sale services, and support services in assisting tenants in building their Stores and their SuperSites.


                  R-way has been using direct marketing as the principal method for promoting RBID's products and services. However, R-way has now developed the R-bid Network Referral Marketing Plan, in order to expand the number of sites associated with Registrant's Super Mall. R-way markets RBID's products and services through a network referral marketing concept where individuals and business owners may become marketing affiliates by completing an Affiliate Agreement and making an initial payment of $29 for a starter kit. (The $29.00 is estimated to cover the costs to RBID of establishing an Affiliate Account.) A Marketing Affiliate's job is to seek out and sign up Store Tenants, Super Site Tenants, and new affiliates who will further assist in the signing up of Store Tenants and Super Site Tenants for Registrant's Super Mall. Marketing Affiliates are paid sales commissions based on the sale proceeds from new Store Tenants and Super Site Tenants they sign up, and on the sales proceeds from new Marketing Affiliates they recruit who in turn sign up Store Tenants and Super Site Tenants as well as on their level of achievement within the Company's incentive compensation plan (the "Plan"). As Marketing Affiliates accumulate increasing Website sales, Marketing Affiliates are qualified to receive greater personal sales commissions and commission overrides on their downlines' affiliates' site sales activity.

                  There are seven levels of qualification. At the foundation of the Plan is the requirement that in order to receive Plan Compensation, the Marketing Affiliate must have and maintain, at least five site tenants, either Tenant Stores or Super Site Tenants, who are actually engaged in retail commerce over the Internet from their Tenant Sites, and whom the Marketing Affiliate has brought into the Super Mall as paying tenants.

                  Levels of achievement for Affiliates have been established as follows:

   1.       Marketing Affiliate:               Must  purchase a $29  starter kit
                                               and sign a  Marketing  Affiliates
                                               Agreement.

   2.       Area Manager:                      Must have sold  five  Super  Site
                                               Tenants.

   3.       Area Director:                     Must have sold  twenty five Super
                                               Site Tenants and have established
                                               two     additional      Marketing
                                               Affiliates  who have  become Area
                                               Managers.

   4.       Regional Director:                 Must  have  sold 100  Super  Site
                                               Tenants   and   established   two
                                               additional  Marketing  Affiliates
                                               who have become Area Directors.

   5.       National Director:                 Must  have  sold 500  Super  Site
                                               Tenants   and   established   two
                                               Regional Directors.

   6.       Continental Director               Must have sold  2500  Super  Site
                                               Tenants  and  established   three
                                               National Directors.

   7.       International Director             Must have sold 10,000  Super Site
                                               Tenants  and  established   three
                                               Continental Directors.

   8.       Infinity Director:                 Must have sold 25,000  Super Site
                                               Tenants  and  established   three
                                               International Directors.

         Under the Plan, Affiliates may earn referral sales commissions several ways:

                  1. Referral Commission Income: A $400 sales commission is paid to the Affiliate who personally sells a Super Site and whose ID number is entered on the sales order for the new Super Site Tenant.

                  2. CV Bonus. All RBID private branded retail products and services such as Super Sites, Site Hosting, Online Training and Equipment, are assigned a CV (Commission Value) amount. Affiliates may earn 8% to 10% of the assigned CV amount of each product or service sold within their qualified groups. A Qualified Group is defined as their eligible levels of qualification. Affiliates earn this commission on up to ten levels below them, based on their level of Achievement under the Plan.

                           The CV on a Super Site Tenant sale is $300.00, and is shared among the Seller and up to nine upline individuals.

                  3. Infinity Global Bonus Pools: Marketing Affiliates who qualify for the Company's three highest levels of achievement will qualify to receive a monthly pro-rata share of a total of 9% of the Company's overall CV amount. The three shared pools are 2%, 3% and 4% of total worldwide CV.

                  4. E-Commerce Bonus Pool Revenue Sharing: RBID also generates additional revenues from the traffic that is built through the RBID Website, from retail customers, e-mail users, browsers, and other marketing affiliates. E-commerce revenue sources include Web site click throughs, banner advertising, paid e-mail messages, and online mall referral commissions. Seventy percent of the total e-commerce gross profit generated by the worldwide organization is shared among the qualified Marketing Affiliates and Free Community Members. (A Free Community Member is defined as a non-affiliate who is given access to some of the R-BID portal benefits.)

                           Free Community Members share in 20% of this pool, based on pro-rata usage. Qualified Marketing Affiliates share in 40% of the pool on a pro-rata usage basis. Qualified Marketing Affiliates also receive a Matching Bonus equal to the amount of E-Commerce Revenue Sharing received by their front-line Marketing Affiliates, defined as individuals they personally enrolled.


         These commission payments may be summarized as follows:

RBID Compensation Plan - Effective July 1, 2000

                  Marketing      Area         Area          Regional    National   Continental        International     Infinity
Position          Affiliate      Manager      Director      Director    Director   Director           Director          Director

Qualification:    Starter Kit    5 Sales      25 Sales      100 Sales   500 Sales  2500 Sales        10000 Sales       25000 Sales
(SuperSite        $29            & 2 Area     & 2 Area      & 2 Reg'l   & 3 Nat'l  & 3 Contn'l       &3 Internat'l
Retail Sales)                                 Mgrs. Legs    Dir. Legs   Dir. Legs  Dir. Legs         Dir. Legs         Dir. Legs

Personal Sales
Commission        $400            $400         $400          $400         $400      $400               $400              $400


Residual Income Plan: Based on CV (Commission Value on all products and services). Qualified Levels with 100 CV and 5 Customers per month.

1st Level         10%           10%         10%         10%         10%         10%               10%    10%

2nd Level          8%            8%          8%          8%          8%          8%                8%     8%

3rd Level          8%            8%          8%          8%          8%          8%                8%     8%

4th Level          8%            8%          8%          8%          8%          8%                8%     8%

5th Level                        8%          8%          8%          8%          8%                8%     8%

6th Level                                    8%          8%          8%          8%                8%     8%

7th Level                                                8%          8%          8%                8%     8%

8th Level                                                            8%          8%                8%     8%

9th Level                                                                        8%                8%     8%

10th Level                                                                                         8%     8%

Leadership Infinity Override (limited)                                           2%               2-4%  2-6%

Infinity Global Pools (Pro-rata share of CV)                                     2%                 3%    4%

Car Allowance Leadership Bonus: (must maintain qualifications)                                       $1,000 per  month

PLUS - Shared  Revenues from Ad Banners,  Click-throughs,  Paid e-mail,  Virtual
Mall Purchases,  etc: 20% to Community Members, 40% to SuperSite Owners, and 40%
Matching Bonus to SuperSite Owner Sponsors.

         H.       Current Traffic Levels and Revenues

                  (i) Traffic. The total traffic through the Registrant's SuperMall from November 5, 1999, when it was opened through January 31, 2000, totals 254,355.

                  (ii) Commissions from Store Revenues. Prior to November 5, 1999, the Company had no revenues from sales. Since November 5, 1999, the sales volume at the SuperMall's stores, and resulting commissions have been as follows:

                          Store Sales                Commissions
                           Revenues                  To RBID

  11/5/99 - 12/31/99      $       0                  $      0
                          ---------                  --------
  January 2000            $       0                  $      0
                          ---------                  --------


  (iii) Revenues from Tenants

                            Store Tenant                      SuperSiteTenant
                            Monthly        SuperSite Tenant       Monthly
                            Service Fees      Installation      Service Fees
                                                  Fees
                            Number   $                             Number   $
                            ---------------------------------------------------

  11/5/99 - 12/31/99         0      0        $  95,395               0      0

  January 2000               0      0        $ 158,960               0      0


  (iv) Advertising Revenues

                                                               No. Of
                                              Revenues         Advertisers

  11/5/99 - 12/31/99                          $0                   0
  January 2000                                $0                   0

  (v) Click Through Revenues

                                                               Click Through
                                              Revenues         Count
  11/5/99 - 12/31/99                          $0                   0
  January 2000                                $0                   0

  (vi) Internet Service Provider Fees

                                                               No. Of
                                              Revenues         Customers

  11/5/99 - 12/31/99                          $0                   0
  January 2000                                $0                   0

         I.       Key Service Providers Utilized by the Company

                  1. Concentric Contract. Pursuant to a contract executed with Concentric Network Corporation ("Concentric"), Concentric provides the Company's Super Mall with computer "servers", including an OC3 Internet connection with the ability to handle millions of shoppers, online auction bidders and other visitors. Concentric has over 2,000 local ISP connection sites in the United States and Canada running mostly at acceptably fast 56k and ISDN speeds.

                           The Contract has an initial one year term, which commenced on June 12, 1999, automatically renews for successive one year terms unless canceled by either party, and provides for services to RBID on a monthly basis at approximately $1200 per month.

2. Credit Card Contract: The Registrant has contracted with Card Service International for provision for over-the-net credit card services for VISA and Master Card. RBID pays a flat fee of $0.05 per month for each customer, plus a percentage of credit card revenues to Card Service International on all "over the Net" credit card purchases utilizing these facilities, which varies between 2% and 4%, depending on which credit card is used.

         J.       Patents, Copyrights and Trademarks

The Registrant holds no copyrights, patents or trademarks.

         K.       Research and Development Activities

                  The Company expended over $177,705 in 1999, in research and development in order to develop the software for its SuperMall. The software is now complete and the Company does not anticipate expending material amounts in further software development in the future for its SuperMall. None of this software has been patented or copyrighted.

                  The Company also holds itself out as an independent consultant to assist third parties in their development of Internet sites, including development of required software.

L.       Competition

                  The electronic commerce market is a new, rapidly evolving and competitive business. Registrant, as a startup Company, competes with numerous online sales and services organizations which offer customers the same, similar or alternative methods of shopping for goods and services.

                  The market is extremely competitive and includes many large, well financed businesses spending millions of dollars in advertising, combined, in some cases, with subsidized free Internet access service. There are no significant barriers to entry into the market by other companies.

                  Registrant needs to gain a sufficiently broad base of customers and users of its Super Mall and collective sites to be able to generate click-through revenue and banner advertising revenue as important revenue streams, for it to grow and sustain its operations. There is no assurance Registrant will gain or ultimately hold a significant share in this market. However, management is optimistic that it can deliver a superior Net portal for the Tenants at a competitive price and thereby gain an increase market share in this new industry.

         M.       Government Regulation

                  At the present time, the Registrant is (not) required to seek the review of any local, state, federal or international regulatory body for its use of the Internet for telephone calls. At the present time, the Registrant is (not) required to obtain the consent or the permission from any companies which own the transmission lines or other means of transmission before commencing its use of the telephone line services.

         N.       Seasonal Factors

                  Registrant believes that due to the nature of the products and services sold through its Super Mall it is likely that sales and revenues will fluctuate seasonally, with a strong emphasis on the Christmas shopping season. It is possible that this seasonality of business may cause revenue and operating results to fluctuate, and the Company may not be able to generate sufficient revenue in certain quarters to offset expenses.

         O.       Costs and Effects of Compliance with Environmental Laws.
                  --------------------------------------------------------

                  The Registrant is not engaged in any business which would presently require compliance with Federal or State environmental agencies.

P.       Markets for Products and Services

                  The potential market for the products and services provided by the Registrant is potentially global and consists of all persons, wherever situated, who utilize the Internet, as well as those who desire to set up their own virtual business on the Net.

III.     CONSULTING SERVICES

         RBID holds itself as an independent consultant to advise third parties on how to design, implement and market e-commerce sites on the Internet, and to provide software development services to such third parties in connection with implementation of their Sites.

         RBID is currently discussing with two potential clients the providing of such consulting services, but to date no consulting contracts have been signed, and no consulting services have been performed.

IV.      CAPITAL

         Registrant's capital is currently insufficient to conduct its business. If it is unable to obtain additional capital, Registrant will be unable to promote its SuperMall, or otherwise maintain a competitive position. The sources, availability and terms for additional capital to sustain the Company's operations are unknown at this date, and there is no assurance the Company will be able to locate sufficient capital to carry forward its business and implement its business plan.

V.       EMPLOYEES

         Registrant employs 11 full time employees. None of its employees belongs to a collective bargaining group or union.

            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION, RESULTS OF OPERATIONS AND PLAN OF OPERATION

OVERVIEW

         RBID began test marketing its SuperMall concept and attendant software system in May 1999 through September 30, 1999.

         The Company was inactive from inception in 1988 to August 1998 and incurred a loss of $4,819 from inception through December 31, 1998. The Company had no revenues and an operating loss from inception through September, 1999 of $1,526,858. The Company had initial revenue of $95,395 in December 1999 upon acceptance of initial mall site subscribers and other Internet services (Email and etc.), and $158,960 in revenues in January 2000.

RESULTS OF OPERATIONS

Revenue

         The Development Stage Company recorded initial revenue in December 1999 primarily from SuperSite tenant installation fees totaling $95,395. The Company expects future revenues from independent store commissions, tenant store commissions, site advertising, revenue tenant installation and monthly service fees, SuperSite installation fees and monthly service fees, basic Internet service provider monthly fees, and escrow fee revenue.

Cost of Revenues

         Cost of revenues are primarily for commissions paid for direct marketing and are expected to approximate seventy percent (70%) of revenue.

Significant Costs and Expenses

         The Company developed a website with employees and outside consultants at a development cost totaling $177,705 during the nine months ended September 30, 1999. The website was test marketed May 1999 through September 1999 and the Company incurred net marketing costs of $152,044 during this period. Also recorded as marketing expenses were the issuance of 600,000 shares of restrictive common stock of the Company to several companies, which shares were valued at $1.00 per share in a Regulation D exempt offering in March and April of 1999. 425,000 Shares ($425,000) were issued to Market Surveys International for market and name promotion services; 100,000 Shares ($100,000) were issued to Netvest Ltd. for promotion services; and 75,000 Shares ($75,000) were issued to Bernard Schmitt for name promotion services.

         During the nine months ended September 30, 1999 the Company expended $158,790 on general and administration costs consisting of legal expenses, rent, office, salaries, travel, supplies and other expenses. The Company issued 433,500 shares valued at $1.00 and accounted for as development expense. Costs and expenses totaled $1,522,039 for the nine months ended September 30, 1999 compared to $3,622 for the nine months ended September 30, 1998. The $1,522,039 in costs and expenses for the nine months ended September 30, 1999 included the following:

                       Summary of Expenses in Paragraph 2

Website Development/Software Engineers                                $  177,705

Marketing Survey                                                      $  600,000
Test of Sites                                                            152,044
                                                                      ----------
                  Sub Total                                           $  752,044


G&A                                                                   $  268,790

Corporate Consulting and Design                                       $  433,500
                                                                      ----------

                  Total                                               $1,522,039


         The accumulated loss from inception in 1988 through December 31, 1998 totaled $4,819.

Depreciation and Amortization

         Depreciation from network equipment is minimal because all of the equipment is rented under contract. The Company has a contract with a major Internet computer processing company that serves many other Internet companies. Depreciation was $1,220 for the nine months ended September 30, 1999, and resulted primarily from depreciation of the Company's internal personal computers (cost $18,602). Software was expensed when acquired except for the initial software purchased in August, 1999, at a cost of $15,660 which is being depreciated over five years.

Income Taxes

         The Company expects to have a net operating loss carryforward of approximately $1,600,000 available for future years after December 31, 1999.

FACTORS AFFECTING OPERATING RESULTS

         As a result of the Company's limited operating history, the Company does not have historical financial data for a significant number of periods on which to base planned operating expenses. Accordingly, the Company's expense levels are based in part on its expectations as to future revenues and to a large extent are fixed. However, the Company typically operates with no backlog. As a result, quarterly sales and operating results generally depend on the volume and timing of revenue received within the quarter, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of demand for the Company's products and services in relation to the Company's expectations would have an immediate adverse impact on the Company's business, operating results and financial condition. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance.

Set out below is a Summary of Financial Information for the Company at various periods indicated:


                               (Audited)                                                                   (Unaudited)
                               Inception -                                                                  Inception -
                               10/4/88         (Unaudited)    (Unaudited)    (Unaudited)     (Unaudited)      10/4/98
                               Through            Quarter      Quarter         Quarter         9 Months       Through
                               12/31/98           3/31/99       6/30/99        9/30/99          9/30/99       9/30/99
                               --------          --------      --------       --------          --------      --------
Revenue                        $                 $             $              $                 $             $

Costs and
Expenses

       Website costs              3,819                           94,686         83,019            177,705        181,524

       Advertising &
       Marketing                                  375,000        299,095         77,949            752,044        752,044

       General and

       Administrative             1,000            15,000        502,672         73,398            591,070        592,070

       Depreciation                                                  290            930              1,220          1,220

             Total Costs

             And Expenses         4,819           390,000        896,743        235,296          1,522,039      1,526,858

Loss                                           $ (390,000)     $(896,743)     $(235,296)       $(1,522,039)   $(1,526,858)
                                ================================================================-----------===============
Loss Per Share                  $  -           $    (0.06)     $   (0.11)     $   (0.03)        $    (0.20)   $     (0.91)

Weighted Average
Number of Shares              1,207,900         7,123,500      7,848,500      8,378,500          7,783,500      1,670,411


LIQUIDITY AND CAPITAL RESOURCES

       The Company at September 30, 1999 had cash in the bank totaling $6,955. Through December 1999, $400,000 in additiona l capital was raised by the sale of stock to affiliates. These funds were used for marketing expenses, website operations and general and administration expenses.

       The Company during the nine months ended September 30, 1999, received net proceeds of $252,000 from an exempt private equity security offering. In addition a shareholder loaned the Company $131,000 in the nine months period ended September 30, 1999.

       Management believes the Company will be able to raise capital by the private sale of additional shares sufficient to fund its capital needs over the next 12 months, but there are currently no binding agreements for such funds and no assurance the Company will be able to obtain this capital. The sale of additional equity securities will result in additional dilution to the Company's stockholders.

       Disclosure Regarding Forward-Looking Statements. This Form 10SB Registration Statement includes "forward-looking statements". All statements other than statements of historical fact included herein, including, without limitation, the statements under "Business" and Management's Discussion and Analysis of Financial Condition, Results of Operations and Plan of Operations, regarding the Company's strategies, plans, objectives, expectations, and other matters, are all forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct.

                               ITEM 3. PROPERTIES

The Company has corporate and administrative offices, as well as research facilities and facilities to maintain its Super Mall housed in its 7500 square foot headquarters in Irvine, California. Management believes its facility is adequate for the Company's current level of operations.

       The facility is leased on a month to month lease at a current rental of $6000.00 per month, plus common area expenses. There are currently similar facilities at similar long term rents available to the Company in the adjacent area, and management does not anticipate a problem in replacing this lease if required.

                          ITEM 4. SECURITY OWNERSHIP OF

                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth information regarding beneficial ownership as of February 15, 2000, of the Company's Common Stock, by any person who is known to the Company to be the beneficial owner of more than 5% of the Company's voting securities, and by each director, and by officers and directors of the Company as a group.

                                                  Beneficial1       Percentage
Name and Address                                   Ownership        of Class 1
----------------                                   ---------        ----------
Horst Danning, Chairman, CEO
       and a Director 2                              4,108,576 3       34%
       24461 Ridge Route Drive, 2nd Floor1
       Laguna Hills, California 92633
Fred Wallace, Chief Financial Officer                   16,200 4
Emilio Francisco, Director3                          2,054,287         17%
Dr. Klaus Bartak, President and a Director
Debra Martinez, Secretary

All current directors and
officers as a group (6 persons)                      6,179,063         51%
                                                     =========       =========


1 This address also applies to all persons listed.

2 Owned  individually  and  through  The Danning  Family  Trust,  of which Horst
  Danning is the Trustee.

3 Owned individually and through the EF Family Trust, of which Emilio Francisco is the Trustee.

4 Owned individually

                    ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

       The names, ages and positions of the directors and executive officers of the Company as of February 1, 2000, are as follows:

Name                     Age         Position                      Since
--------------------------------------------------------------------------------
Horst Danning            44          Chairman, CEO & a Director    10/99
Dr. Klaus Bartak         54          President and a Director      10/99
Fred Wallace             61          Chief Financial Officer       10/99
Emilio Francisco         51          Director                      10/99
Debra Martinez           41          Secretary                     10/99


       The Directors serve until the next annual meeting of shareholders, or until their successors are elected.

Mr. Horst Danning/CEO/CHAIRMAN OF THE BOARD

       Mr. Danning began his career in practicing tax law for 5 years with the renowned tax law firm, Treuhand Gesellschaft m.b.H. in Garmisch-Partenkirchen, Germany, of which he was made a partner after 3 years. In 1974, Mr. Danning established and owned his first media publishing company. Utilizing his Masters Degree in economics and international business and trade from the Academyo Henssler and the Handels and Wirtschaftschule Dr. Leopold, in 1974, Mr. Danning formed his first consulting and trading company. In 1987 Mr. Danning united his companies into one major international consulting and trading company, I.C.M. (International Consulting & Marketing), of which he is Chairman. Mr. Danning's worldwide travels and relationships led to international trade and consulting for major companies. His ongoing relationships have been with companies and officials in Israel, Saudi Arabia, United Arab Emirates, Dubai, Oman, Egypt, Russia, various European Countries, Indonesia, Singapore, Thailand, Philippines, China, the United States and Germany. Mr. Danning's consulting and trade in these countries has ranged from consulting in business and finance, to trade in natural resources and industrial goods. In 1996, Mr. Danning also become Chairman and CEO of API, Inc., an entertainment company.

Dr. Klaus Bartak/PRESIDENT/DIRECTOR

       Dr. Wagner-Bartak, Claus G.J.B.Sc., M.Sc., Dr. S.C., M.B., business executive, polymath; e.Ludwig-Maximillian Univ., Munich B.Sc 1962, M.Sc. 1966, Dr.Sc. 1969, Tech. Univ., Munich M.B. 1969. Dr. Claus G.J. Wagner-Bartak is an
internationally renowned expert in advanced technologies and an accomplished executive. The span of his experience reaches from scientific, technical and executive management of major multinational aerospace projects to the development of computer data systems and the founding of several successful business ventures, which are in the forefront of novel technological developments. He received his scientific degrees from Ludwig-Maximillian University of Munich. In industry, he had the following major positions:
Co-Founder, Director and Executive, BA Tech;, Inc. (formerly Structured Biologicals, Inc., Diasyn Technologies, Inc.), Toronto - Atlanta, 1987 - 1999; President, Energy Dynamics, Inc., Toronto - Munich, 1983 - 1998; Managing Director, Innovations Council, Arlington, 1994; Director, Aquatic Cellulose Ltd., 1997; Vice President and General Manager, Spar Aerospace Limited, Toronto and Montreal, 1974-1983; Program Director, Corporate Director, Messerschmitt-Boelkow-Blohn GmbH, Munich, 1969 - 1974. Expert consultant and advisor to government and industry in frontier technologies, innovations and business systems since 1982. Recipient of Engineering Medal (Association of Professional Engineers) 1982, Public Service Medal (NASA) 1982, NASA Astronaut Award 1983, NASA Group Achievement Awards (KSC and JSC) 1982, Engelberger International Award 1986, Dauplin Award 1995.

Mr. Emilio Francisco/DIRECTOR

       Mr. Francisco is an attorney practicing in Newport Beach, California with over 20 years experience in the legal aspects of financial matters, with an emphasis in federal issues. His clients have included the Ministry of Higher Education of Saudi Arabia. Mr. Francisco is also CEO of Uniglobe Aerospace, a supplier of Boeing, Douglas and Airbus aircraft parts for commercial airlines. Clients of Uniglobe Aerospace include Mexicana, Saudi Arabia Airlines, JAL, Varig, Swissair, LTU, and Lanchile Airlines. Mr. Francisco speaks English, Arabic and French fluently, and is conversant in Portuguese. Mr. Francisco has recently been active in developing private telephone lines in the Middle East and Latin America. Mr. Francisco is also Chairman of the Board of Satellite Link Communications, Inc., a wholesale telecommunication carrier that specializes in developing international private lines between the United States and Foreign Markets.

Ms. Debra Martinez/SECRETARY

        Ms. Martinez brings to the Registrant over 20 years of administrative experience. For the past 10 years she has been providing administrative services to several top Southern California companies under her company, Five Star Services.

Mr. Fred Wallace/CFO

        Mr. Wallace comes to the Registrant as a past auditor with Peat Marwick Mitchell (KPMG) "top 6" accounting firm. His experience includes serving as an officer in Companies and as a Certified Public Accountant to assist in accounting and SEC solutions. His background as a CFO and Controller for several major companies provides financial experience for Company planning.

        There are no directors holding office in other reporting companies following is a summary of other directorships of each of the Directors in other reporting companies:

                         ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth the annual compensation paid and accrued by the Company during its last three fiscal years to its Chief Executive Officer. No other executive officer received annual salary and bonus in excess of $100,000.

                                     Summary Compensation
                     Annual Compensation            Awards          Payouts
                                       Other                            Secur-
Name                                   Annual     Restricted             ities                  All Other
and                                    Compen-      Stock             Underlying      LTIP       Compen-
Principal           Salary    Bonus    sation       Award(s)            Options/     Payouts      sation
Position     Year     ($)     ($)         $                           ($)SARs (#)      ($)         ($)
--------------------------------------------------------------------------------------------------------
Horst
Danning
Chairman
of the Bd
& CEO        1999     none     none     none         none                  none        none       none
             1998     none     none     none         none                  none        none       none
             1997     none     none     none         none                  none        none       none

Peter
James
Ferras
Prior
CEO          1999  120,000     none     none         none                  none        none       none
             1998     none     none     none         none                  none        none       none
             1997     none     none     none         none                  none        none       none

Fred
Wallace
CFO          1999   60,000     none     none         none                  none        none       none
             1998     none     none     none         none                  none        none       none
             1997     none     none     none         none                  none        none       none

Debra
Martinez
Secy.        1999   60,000     none     none         none                  none        none       none
             1998     none     none     none         none                  none        none       none
             1997     none     none     none         none                  none        none       none

Employment Contracts

       Horst Danning

       The Company entered into a two year employment contract with an additional one year renewal term, with Horst Danning, its Chief Executive officer, in October of 1999. The Employment Agreement provides for a base salary of $250,000 per year, with a 10% annual increase in salary, based on the prior year's salary, at the beginning of each subsequent year of the term. Certain conditions precedent to commencement of this salary were satisfied on February 1, 2000, and the salary has commenced to accrue from that date.

       In addition, the Employment Contract provides for the grant to Mr. Danning of 1,000,000 restricted stock options to acquire the Company's Common Stock at $1.00 per share, said options to expire in October of 2001. Such options vest as follows:

             250,000 options when gross sales of the Company reach $10,000,000 for any 12 month period during the option term;

             250,000 options when gross sales of the Company reach $50,000,000 for any 12 month period during the option term;

             500,000 options when gross sales of the Company reach $100,000,000 for any 12 month period during the option term;

             Once a total of 1,000,000 options have been granted, Mr. Danning is entitled to a grant of an additional 1,000,000 options for each $50,000,000 in gross sales of the Company thereafter over any 12 month period, during the term of the Agreement.

       Mr. Danning also participates in all employee benefit plans under the terms of the Employment Contract, receives $1000 per month in car allowance and $1,000,000 in life insurance.

       Dr. Klaus Bartak

       The Company entered into a two year employment contract with an additional one year renewal term, with Dr. Klaus Bartak, one of its Directors, in October of 1999. The Employment Agreement provides for a base salary of $250,000 per year, with a 10% annual increase in salary, based on the prior year's salary, at the beginning of each subsequent year of the term. Certain conditions precedent to commencement of this salary were satisfied on February 1, 2000, and the salary has commenced to accrue from that date.

       In addition, the Employment Contract provides for the grant to Dr. Bartak of 1,000,000 restricted stock options to acquire the Company's Common Stock at $1.00 per share, said options to expire in October of 2001. Such options vest as follows:

             250,000 options when gross sales of the Company reach $10,000,000 for any 12 month period during the option term;

             250,000 options when gross sales of the Company reach $50,000,000 for any 12 month period during the option term;

             500,000 options when gross sales of the Company reach $100,000,000 for any 12 month period during the option term;

       Once a total of 1,000,000 options have been granted, Dr. Bartak is entitled to a grant of an additional 1,000,000 options for each $50,000,000 in gross sales of the Company thereafter over any 12 month period, during the term of the Agreement.

       Dr. Bartak also participates in all employee benefit plans under the terms of the Employment Contract, receives $1000 per month in car allowance and $1,000,000 in life insurance.

       Except for the options granted pursuant to the above two Employment Contracts, the Company has no stock option program, and no other options, warrants or rights are outstanding at this date. The Company has no Long-Term Incentive Plans and no Awards were made in its Last Fiscal Year.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       (A)   Related Transactions

       1. Split of Company's Common Stock. In 1998, the State of Florida approved the Company's Restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was unchanged at $.001.

       2. Redemption of Common Stock. In August of 1998, the Company redeemed all 1,000,000 shares of its outstanding stock from existing shareholders.

       3. Acquisition of Secure America, Inc. In August, 1998, the Registrant entered into a reorganization agreement with Secure America, Inc., a Delaware corporation, pursuant to which the Registrant privately issued 5,800,000 shares of Common Stock to the shareholders of Secure America, Inc., in exchange for 100% of the shares of common stock of Secure America, Inc.

             The purpose of the reorganization was to allow the Registrant to acquire the software that had been developed and was held personally by the principal shareholder of Secure America, Inc., Peter James Ferras, as well as the services of Mr. Ferras as Registrant's President of Sales and Marketing. While the reorganization agreement contemplated that Secure America, Inc. would become an operating subsidiary of the Registrant, Secure America, Inc. has not conducted any operations since it became a wholly-owned subsidiary of the Registrant. Instead, Registrant is treating the acquisition of the stock of Secure America, Inc. as an asset acquisition pursuant to the requirements of Section 338 of the Internal Revenue of 1986, as amended. Under SEC Reg. 210.3-05, Secure America was an "insignificant subsidiary" and is in the process of being liquidated.

       4. Loan from Principal Shareholder. During the three months ended September 30, 1999, the Company's primary shareholder loaned the Company a net amount of $131,055 on an unsecured loan having a ninety day maturity term, and without interest. This loan remained unpaid and outstanding at February 1, 2000.

       5. Acquisition of Control of the Company by AHC Limited of RBID.com, Inc. Pursuant to a Stock Purchase Agreement dated October 19, 1999, RBID.com founder James Ferras, agreed to sell 2,300,000 shares of his personally held common stock of RBID.com, Inc. to AHC Limited, a Turks and Caicos Company. Pursuant to the same agreement, RBID.com agreed to separately sell 3,802,863 shares of its Common Stock to AHC. In the aggregate, the transaction provided for the sale of 6,200,000 shares of the Company's outstanding Common Stock, representing 51% of its outstanding shares, to AHC. AHC in turn assigned its rights as purchaser under this three way agreement, to AHC-1BT, a Nevada Business Trust ("AHC-1BT"). The Trustee of AHC-1BT is Growth Capital Investments, Inc., a California corporation. Neither Mr. Danning nor Mr. Francisco are officers, directors or shareholders of Growth Capital Investments. Rather, the beneficial interest holder of AHC-1BT are separate trusts established by Messrs. Danning and Bartak, for the benefit of certain of their family members. However, for purposes of control, Mr. Danning and Mr. Francisco, individually and in the aggregate with their family trusts, control directly or indirectly 51% of the outstanding capital stock of RBID, as a result of the consummation of this purchase.

             The amount of $750,000 due the Company had been paid in full by AHC-1BT by February 3, 2000. As a result, the shares of the Company have been issued to AHC-1BT, and AHC-1BT as of February 22, 2000, owned 51% of the Company's outstanding Common Stock.

       6. Settlement with Larry Thompson. On November 15, 1999, the Company entered into a Settlement Agreement with Mr. Larry Thompson, pursuant to which the Company settled the claims of Mr. Thompson under a certain Marketing Agreement it had entered into with Mr. Thompson in April of 1999. Pursuant to this Settlement Agreement, 700,000 shares of the Company's Common Stock were to be privately issued to Mr. Thompson. However, Mr. Peter James Ferras, the former President of the Company, has agreed to deliver shares of the Common Stock of the Company which he personally holds to Mr. Thompson, in satisfaction of the terms of the Settlement Agreement.

             In addition to the settlement of the claims of Mr. Thompson, the Company has also resolved the claims of certain employees of Mr. Thompson to these claimants, paying approximately $86,067.00 in cash and privately issuing approximately 88,938 shares of Common Stock of the Company to thee claimants. Mr. Peter James Ferras, the former President of the Company, has agreed to deliver shares which he holds to satisfy the terms of this settlement as well.

       (B)   Sales of Unregistered Securities

       1. Acquisition of Software for Stock. In August, 1998, the Company privately issued 5,800,000 shares of Common Stock to ten individuals, in exchange for software valued at $15,660. The software pertained to Internet portal processing.

       2. 1998 Issuance of Shares for Services. In August and September of 1998, the Company privately issued 700,000 restricted common stock shares to various subcontractors for consulting services fully rendered and valued at $1,890, including 700,000 Shares to founding shareholders for Website services. In the quarter ended December, 1998, the Company issued 428,500 restricted common shares to various subcontractors, for consulting services fully rendered, and valued at $1156, including Shares to founding shareholders for Website services.

       3. 1999 Shares Issued for Consulting Services. In March of 1999, the Company privately issued 390,000 shares of restricted Common Stock for $1.00 per share or $390,000 for consulting services fully rendered, including 375,000 Shares to Market Surveys International, Inc. for consulting services and 15,000 Shares to Mottern, Fisher & Rosenthal for legal services.

             In the quarter ended June 30, 1999, the Company issued 240,000 common shares for consulting services at an agreed value of $1.00 per share, or $240,000, including 100,000 Shares to Netvest Ltd. for marketing services, 75,000 Shares to Bernard Schmidt for marketing services, and 50,000 Shares to Market Surveys International Inc. for marketing services, and 15,000 shares to Mottern Fisher & Rosenthal for legal services.

             In the quarter ended June 30, 1999, the Company privately issued 450,000 shares of restricted Common Stock at an agreed value of $1.00 per share (total of $450,000) to various subcontractors for consulting services fully rendered, including 50,000 Shares to Bernard Schmidt for management services, 240,000 Shares to Joe Cornwell for management services, and 50,000 Shares to Stock Exposure Inc. for management services and 75,000 shares to Chris Argiro for management services..

       4. Rule 504 Private Placement. In 1999 the company received funds of approximately $252,000 from an exempt securities offering pursuant to Regulation D Rule 504 under the Securities Act of 1933. Common Stock was issued at a subscription price of $1.00 per share and $370,000 was raised. None of the Company's current or prior officers, directors or 10% or more shareholders were purchasers in this private placement.

       All shares issued privately for services were issued in reliance upon the exemption from registration provided by ss.4(2) of the Securities Act of 1933, and SEC Regulation D promulgated thereunder.

                 ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES

                                TO BE REGISTERED

       The Company has only one type of security, Common Stock with par value equal to U.S.$0.001. There are 50,000,000 authorized shares of Common Stock of which 8,378,500 shares were issued/outstanding as of December 31, 1999. As of December 31, 1999, a total of 6,565,125 of Registrant's outstanding shares were restricted and were therefore publicly salable only in compliance with the provisions of SEC Rule 144.

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Capital Stock. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that might be issued in the future. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable.

                                     PART II
                       ITEM 1. MARKET PRICE AND DIVIDENDS
                          ON REGISTRANT'S COMMON STOCK
                     EQUITY AND RELATED STOCKHOLDER MATTERS

       The Company's Common Stock traded over-the-counter on the NASD Bulletin Board Market under the symbol "RBID" until December 2, 1999. The Company's Common Stock now trades on The Pink Sheets. The closing sales price as of February 1, 2000, was $2.00.

       Set forth below is the high and low bid information for the Company's Common Stock for each full quarterly period within the two most recent fiscal years.

                                High         Low         High        Low
        Period                  Bid          Bid         Ask         Ask
        ------                ------       ------      ------      ------
       4th Quarter 1999         4.25         .21        4.25        .21
       3rd Quarter 1999         9.50        4.25        9.50        4.25
       2nd Quarter 1999        16.75       3.31        16.75        3.31
       1st Quarter 1999         5.00        1.25        5.00        1.25

       4th Quarter 1998         3.31        1.12        3.31        1.12
       3rd Quarter 1998         3.00        1.75        3.00        1.75
       2nd Quarter 1998                     No Trading
       1st Quarter 1998                     No Trading


       At February 1, 2000, the Company had approximately 145 Shareholders of record.

       The Company has not paid a dividend since its incorporation, and management does not anticipate the Company will pay dividends in the near future.

       ITEM 2.     LEGAL PROCEEDINGS

       There is no litigation outstanding, and management is not aware of any potential claims which might be asserted.

       ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

       None.

       ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

All Common Stock.

                   Amount of              Class of Persons        Total                  Total
Date               Securities Sold          to Whom Sold      Offering Price           Commission        Exemption
------------------------------------------------------------------------------------------------------------------


8/24/98             5,800,000                  1         $15,660 In  computer soft ware        0               4(2)


8/25/98-

 9/30/98              700,000                  2          $1890 In Services 0                  4(2)
10/1/98-

 12/31/98             428,500                  3          $1,157In Services 0                  4(2)
11/1/99-

 3/31/99              390,000                  4          $390,000 In Services                 0        Rule 504
4/1/99-

 6/30/99              370,000              Accredited     $370,000 In Cash              $118,000        Rule 504
4/99-6/99             240,000                  5          $240,000 In Services                 0               4(2)
4/99-6/99             450,000                  6          $450,000 In Services                 0               4(2)
-------------------------------------------------------------------------------------------------------------------
Total               8,378,500




(1) On August 24, 1998, the Company issued 4,247,000 shares of restricted common stock to CEO Peter J. Ferras, an employee, and other accredited investors in exchange for computer software at a price of $.0027.

(2) The Company in August, 1998 and September, 1998 issued 700,000 shares of restricted common stock to individuals for services at a price of $.0027 per share.

(3) The Company from October, 1998 through December, 1998 issued 428,500 shares of restricted common stock to various individuals for services at a price of $.0027 per share.

(4) In an exempt Rule 504 offering, the Company in March, 1999 issued 390,000 shares of common stock to Market Survey International, Inc. for market services, and to Moltern, Fisher & Rosenthal, P.C. for other services at $1.00 per share.

(5) In an exempt Rule 504 offering, the Company from April, 1999 through June 1999, issued 240,000 shares of common stock for services at a price of $1.00 per share.

(6) The Company from April 1999 through June 1999 issued 450,000 shares of restricted common stock for services at $1.00 per share.

       GLOSSARY

Banner Advertising: A banner is an advertisement in the form of a graphic image that typically runs across a Web page or is positioned in a margin or other space reserved for ads.

Chat Room: A virtual "room" or location, with varying limitations on its size, i.e. on the number of people it can accommodate, found on different Websites, which may be "entered" and "visited" by people who while there can exchange typed messages with each other as if at a virtual cocktail party or simply remain "quiet" and read and observe the dialogue between others.

Click Through Revenue: A click is "when a visitor interacts with an advertisement." This does not mean simply interacting with a rich media ad, but actually clicking on it so that the visitor is headed toward the advertiser's destination. (It also does not mean that the visitor actually waits to fully arrive at the destination, but just that the visitor started going there.)

A clickthrough is what is counted by the sponsoring site as a result of an ad click. In practice, click and clickthrough tend to be used interchangeably. A clickthrough, however, implies that the user actually received the page. Some advertisers are willing to pay only for clickthroughs rather than for ad impressions.

Clickthrough Revenue is a commission paid by the destination site for each Clickthrough person, to the origination site.

E-commerce (electronic commerce or EC): is the buying and selling of goods and services on the Internet, especially the World Wide Web.

E-mail: (electronic mail) is the exchange of computer-stored messages by telecommunication. E-mail was one of the first uses of the Internet and is still the most popular use. E-mail can be distributed to lists of people as well as to individuals.

Independent Store: A general or specialized retailer of goods and services having their own websites and a pre-existing commercial presence on the Internet which has entered into an agreement with the Company to have its store included in the Company's SuperMall pay the Company a negotiated percentage of revenues ("Independent Stores") ranging generally from 2.5% to 25% on their sales through the SuperMall..

Portal (Internet Portal): 1) Portal is a new term, generally synonymous with gateway, for a World Wide Web site that is or proposes to be a major starting site for users when they get connected to the Web or that users tend to visit as an anchor site. There are general portals and specialized or niche portals. Some major general portals include Yahoo, Excite, Netscape, Lycos, CNET, Microsoft Network, and America Online's AOL.com. Examples of niche portals include Garden.com (for gardeners), Fool.com (for investors), and SearchNT.com (for Windows NT administrators).

A number of large access providers offer portals to the Web for their own users. Most portals have adopted the Yahoo style of content categories with a text-intensive, faster loading page that visitors will find easy to use and to return to. The term portal space is used to mean the total number of major sites competing to be one of the portals.

Online Auction House: A virtual auction house accessed on the Internet where one can list items to be sold, usually with accompanying photographs and descriptions, and where would-be buyers can contact the seller by e-mail and make offers to buy the items. The seller can then sell to the highest bidder or otherwise choose which offer to accept and make arrangements with the buyer for payment and delivery.

Quik Track aka R-track: The Company's proprietary customized software which monitors traffic on the Company's website and which can be used by Store Tenants or SuperSite Tenants to access information about traffic to the Company's website and by SuperSite Tenants to access such information specific to the individual SuperSite Tenant's own SuperSite.

R-eMail: The Company's free e-mail service available to subscribers to the Company's basic Internet service as well as to SuperSite Tenants. The service includes an e-mail address and the ability to send and receive e-mail over the Internet.

R-Fun&Games: A site on the Rbid.com website where visitors can access and play a variety of games and be linked to other sites on other websites for access to additional games and can also access other features such as greeting cards, cartoons, a chatroom and various sources of music over the Internet.

SuperMall: The virtual shopping mall created by Company which comprises independent general and specialized retailers of goods and services (Independent Stores) as well as Store Tenants and SuperSite Tenants.

Store Tenants: A business owner renting a virtual store located in the SuperMall for the purpose of conducting e-commerce. A Store Tenant pays $29.95 per month plus a 10% commission to Company on all sales made in his virtual store. For no additional charge a Store Tenant has the use of Company's Website Store Builder Software.

Subtier SuperSite Tenants: Persons who acquire a SuperSite (usually for a fee of $995 plus a monthly maintenance fee of $99.95) sold to them by the SuperSite Tenant, or thereafter sold to them by the Subtier SuperSite Tenant, and who thereby become part of a revenue sharing group with the initial SuperSite Tenant and with each other.

SuperSite: A SuperSite is an individual Website that can be acquired by SuperSite Tenants. SuperSites incorporate the basic features of Rbid's website but can be customized and separately marketed by the SuperSite Tenant who is afforded the opportunity to market and generate traffic on his SuperSite and to participate in revenues generated by Company through the activity on his SuperSite.

SuperSite Tenants: Those persons who acquire a SuperSite and with it the right to operate one Permitted Tenant Store and the right to lease out other Subtier Tenant Stores and Subtier SuperSites, and to share in revenues and commissions generated by Company from its various revenue sources.

Tenant Monthly Service Fee: The monthly payment of $29.95 by Tenant Store owners for the privilege of operating a Tenant Store in the SuperMall and the ongoing use of the Webstore Builder to establish, modify and update the Tenant Store.

Tenant Store: The virtual store owned and operated by those persons who pay the monthly Tenant Installation Fee plus a 10% commission paid to Company on all merchandise and service sales.

Website: A Web site is a collection of Web files on a particular subject that includes a beginning file called a home page. From the home page, you can get to all the other pages on the site.

         Item 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida General Corporation Law, under which the Company is incorporated, gives a corporation the power to indemnify any of its directors, officers, employees, or agents who are sued by reason of their service in such capacity to the corporation provided that the director, officer, employee, or agent acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action, he must have had no reasonable cause to believe his conduct was unlawful.

         INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS OR OTHERWISE, THE REGISTRANT HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE, IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE REGISTRANT OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE REGISTRANT IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE REGISTRANT WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

         PART F/S

         FINANCIAL STATEMENTS AND EXHIBITS

                  Report of Independent Certified Public Accountants

                  Consolidated Financial Statements

                      Audited Balance Sheet for Fiscal Year ended December 31, 1998;

                      Audited Balance Sheet for Fiscal Year ended December 31, 1997;

                      Unaudited Balance Sheet for period commencing January 1, 1999 and ending September 30, 1999;

                      Unaudited Balance Sheet for period commencing January 1, 1998 and ending September 30, 1998;

                      Audited Statement of Operations for Fiscal Year ended December 31, 1998,and 1997, and Inception to December 31, 1998;

                      Unaudited Statement of Operations for period commencing January 1, 1999 and ending September 30, 1999 and 1998 and Inception to September 30, 1999;

                      Unaudited Statement of Operations for period commencing January 1, 1998 and ending September 30, 1998 and 1997 and Inception to September 30, 1998;

                      Audited Statement of Cash Flows for Fiscal Year ended December 31, 1998 and 1997 and Inception to December 31, 1998;

                      Unaudited Statement of Cash Flows for period commencing January 1, 1999 and ending September 30, 1999 and 1998 and Inception to September 30, 1999;

                      Unaudited Statement of Cash Flows for period commencing January 1, 1998 and ending September 30, 1998 and 1997 and Inception to September 30, 1998;

                      Audited Statement of Stockholders' Equity for Inception to December 31, 1998;

                      Audited Statement of Stockholders' Equity for Fiscal Year ended December 31, 1997.

                      Unaudited   Statement  of  Equity  for  period  commencing
                      January  1,  1999  and  ending  September  30,  1999   and
                      Inception to September 30, 1999.

                      Unaudited Statement of Stockholders' Equity for period commencing January 1, 1998 and ending September 30, 1998 and Inception to September 30, 1998;

         Notes to Consolidated Financial Statements

                    Index Format

                      Audited financial statements for the year ended December 31, 1997

                      Audited financial statements for the year ended December 31, 1998

                      Unaudited financial statements for the nine months ended September 30, 1998

                      Unaudited financial statements for the nine months ended September 30, 1999

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                  May 20, 1998
                                December 31, 1997
                                December 31, 1996

                                TABLE OF CONTENTS
                                -----------------

INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . . . . . . . F-1

ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-2

LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . . . . . . F-3

STATEMENT OF  OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . F-4

STATEMENT OF STOCKHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . . . . F-5

STATEMENT  OF CASH FLOWS . . . . . . . . . . . . . . . . . . . . . . . . . F-6

NOTES TO  FINANCIAL  STATEMENTS . . . . . . . . . . . . . . . . . . .F-7 - F- 8

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1682 Tulita Drive                                   Office:       (702) 361-8414
Las Vegas, Nevada  89123                            Fax No:       (702) 896-0278


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors                                                  May 22, 1998
GCST Corp.
Orlando, Florida

         I have audited the accompanying Balance Sheet of GCST Corp,, (Formerly Gulf Coast Securities Transfer, Inc.), (A Development Stage Company), as of May 20, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1997, December 31, 1996, and the period January 1, 1998 to May 20, 1998. Those financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the Financial position of GCST Corp., (Formerly Gulf Coast Securities Transfer, Inc.), (A Development Stage Company) as of May 20, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the two years ended December 31, 1997, and December 31, 1996, and the period January 1, 1998 to May 20, 1998, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

By: /s/ Barry L. Friedman
-------------------------
Barry L. Friedman
Certified Public Accountant
                                      F-1

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  -------------

                                     ASSETS
                                     ------

                                               May 20,           December         December
                                                1998             31, 1997         31, 1996
                                            -------------     -------------    -------------

         CURRENT ASSETS:                    $           0     $           0    $           0
                                            -------------     -------------    -------------

                  TOTAL CURRENT ASSETS      $           0     $           0    $           0
                                            -------------     -------------    -------------

         OTHER ASSETS:                      $           0     $           0    $           0
                                            -------------     -------------    -------------

                  TOTAL OTHER ASSETS        $           0     $           0    $           0
                                            -------------     -------------    -------------

                  TOTAL ASSETS              $           0     $           0    $           0
                                            =============     =============    =============



          See accompanying notes to financial statements & audit report

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  -------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                                  May 20,          December        December
                                                                   1998            31, 1997        31, 1996
                                                              -------------     -------------    -------------
CURRENT LIABILITIES:
         Account Payables                                     $       1,772     $           0    $           0
                                                              -------------     -------------    -------------

         TOTAL CURRENT LIABILITIES                            $       1,772     $           0    $           0
                                                              -------------     -------------    -------------

STOCKHOLDERS' EQUITY (Note 1)

         Common stock, $.001 per value
         Authorized 1,000 Shares issued
         And outstanding at
         December 31, 1996 - 1,000 shares                     $           0     $           0    $           1
                                                              -------------     -------------    -------------
         December 31, 1997 - 1,000 shares                     $           0     $           1    $           0
                                                              -------------     -------------    -------------

         Common stock, $001 per value
         Authorized 50,000,000 shares
         Issued and outstanding at
         May 20, 1998 - 1,000,000 shares                      $       1,000     $         999    $         999

         Additional Paid in Capital                           $           0     $           0    $           0

         Accumulated Loss                                     $      -2,772     $      -1,000    $      -1,000
                                                              -------------     -------------    -------------

         TOTAL STOCKHOLDERS' EQUITY                           $      -1,772     $           0    $           0
                                                              -------------     -------------    -------------
         TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                                 $           0     $           0    $           0
                                                              =============     =============    =============



          See accompanying notes to financial statements & audit report

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                             -----------------------

                                                       Jan. 1        Year          Year         Oct 4, 1988
                                                       1998 to       Ended         Ended        (inception)
                                                       May 20,     December       December        May 20,
                                                       1998        31, 1997       31, 1996         1998
                                                     ----------   ----------   -------------   -------------
INCOME:
         Revenue                                     $        0   $        0   $           0   $           0
                                                     ----------   ----------   -------------   -------------

EXPENSES:

         General Selling &
         Administrative                              $    1,772   $        0   $           0   $       2,772
                                                     ----------   ----------   -------------   -------------
                  Total Expenses                     $    1,772   $        0   $           0   $       2,772
                                                     ----------   ----------   -------------   -------------

Net Loss                                             $   -1,772   $        0   $           0   $      -2,772
                                                     ==========   ==========   =============   =============

Net Loss per weighted share (Note 2)                 $   -.0008   $    .0000   $       .0000   $      -.0028
                                                     ==========   ==========   =============   =============

Weighted average number of common
Shares outstanding                                    1,000,000    1,000,000       1,000,000       1,000,000
                                                     ==========   ==========   =============   =============


          See accompanying notes to financial statements & audit report

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  --------------------------------------------

                                                         Additional
                                      COMMON STOCK        Paid in     Accumulated
                                    Shares    Amount      Capital       Deficit
                                  ---------   -----   -------------   ------------
Balance,
December 31, 1995                     1,000   $   1   $         999   $     -1,000

Net loss year ended
December 31, 1996                         0   $   0   $           0   $          0
                                  ---------   -----   -------------   ------------
Balance,
December 31, 1996                     1,000   $   1   $         999   $     -1,000

Net loss year ended
December 31, 1997                         0   $   0   $           0   $          0
                                  ---------   -----   -------------   ------------
Balance,
December 31, 1997                     1,000   $   1   $         999   $     -1,000

May 19, 1998
Forward stock split
1,000:1                             999,000   $+999   $        -999

Net loss
January 1, 1998
To May 20, 1998                                                       $     -1,772
                                  ---------   -----   -------------   ------------
Balance,
May 20, 1998                      1,000,000  $1,000   $           0   $     -2,772
                                  =========   =====   =============   ============

          See accompanying notes to financial statements & audit report

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOW
                             ----------------------

                                                     Jan. 1            Year             Year              Oct 4, 1988
                                                     1998 to           Ended            Ended             (inception)
                                                     May 20,           December         December          May 20,
                                                     1998              31, 1997         31, 1996          1998
                                                     ----------        ----------       ----------        ----------
Cash Flow from:
Operating Activities:
         Net Loss                                    $   -1,772        $        0       $        0        $   -2,772
         Adjustment to reconcile
         Net loss to net cash
         Provided by operating
         Activities                                           0                 0                0                 0

Changes in assets and liabilities:
         Increase in current liabilities:            $   +1,772        $        0       $        0        $  +1,772
                                                     ----------        ----------       ----------        ----------

Net  cash used in operating activities               $        0        $        0       $        0        $   -1,000

Cash flow from investing activities                  $        0        $        0        $       0        $        0

Cash flows from Financing Activities:
         Issuance of common stock for
         Services                                    $        0        $        0       $        0        $   +1,000
                                                     ----------        ----------       ----------        ----------

Net Increase (Decrease) in cash                      $        0        $        0       $        0        $        0

Cash, beginning of period                            $        0        $        0        $       0        $        0
                                                     ----------        ----------        ---------        ----------
Cash, end of period                                  $        0        $        0       $        0        $        0
                                                     ==========        ==========       ==========        ==========


          See accompanying notes to financial statements & audit report

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                        (A Development Stage Company) May
                20, 1998, December 31, 1997 and December 31, 1996

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1 - History and Organization of Company
--------------------------------------------

         The Company was organized October 4, 1988, under the laws of the State of Florida as Gulf Coast Securities Transfer, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

         On September 1, 1989, the Company issued 1,000 shares of its $.001 per value common stock for services of $1,000..

         On May 19, 1998, the State of Florida approved the Company's related Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was unchanged at $.001.

         On May 19, 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 shares to l,000,000 shares.

         On May 19, 1998, the Company changed its name to GCST Corp.

NOTE 2 - Accounting Policies and Procedures:
--------------------------------------------

         The Company has not determined its accounting policies and procedures, except as follows:

1.       The Company uses the actual method of accounting.

2. Earning or loss per share is calculated using the weighted averaged number of common shares outstanding.

3. The Company has of yet adopted any policy regarding payments of dividends. No dividends have been paid since inception.

NOTE 3 - Warrants and Opinions:
-------------------------------

         There are no warrants or options outstanding to issue any additional shares of common stock of the Company.
                                      F-7

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                        (A Development Stage Company) May
                20, 1998, December 31, 1997 and December 31, 1996

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 4 - Going Concern:
-----------------------

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 5 - Related Party Transactions:
------------------------------------

         The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.
                                      F-8

                                 RBID.COM, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                               September 30, 1998
                                   (Unaudited)




                                     ASSETS
                                     ------

             Software                                                  $ 15,660
                                                                       ========



             LIABILITIES AND STOCKHOLDERS' EQUITY

             Current Liabilities

      Accounts payable                                                 $  1,772
                                                                       --------
             Total Current Liabilities                                    1,772
                                                                       --------

Stockholders' Equity

      Common stock, $0.001 par value, 50,000,000 shares authorized;
             6,500,000 shares issued and outstanding                      6,500
      Additional paid in capital                                         11,050
      Deficit accumulated during the development stage                   (3,662)
                                                                       --------
             Total Stockholders' Equity                                  13,888
                                                                       --------

             Total Liabilities and Stockholders' Equity                $ 15,660
                                                                       ========


                 See accompanying notes to financial statements.

                                 RBID.COM, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                                                                            Period
                                                                 Nine months          Nine months       October 4, 1988
                                                                    ended                ended           (Inception) to
                                                                September 30,         September 30,      September 30,
                                                                    1998                 1997                 1998
                                                              ------------------  ------------------  --------------------

Revenue                                                        $      --              $      --             $     --
                                                               -----------            -----------           ----------

Expenses:
        General and administrative                                   3,662                   --                   3662
        Depreciation
                                                               -----------            -----------           ----------
              Total Operating Expenses                               3,662                   --                   3662
                                                               -----------            -----------           ----------

Operating Loss                                                      (3,662)                  --                  (3662)
                                                               -----------            -----------           ----------

Net Loss                                                       ($    3,662)                  --             ($   3,662)
                                                               ===========            ===========           ==========




Per Share Information:
        Weighted Average Shares Outstanding -
           Basic and Diluted                                     2,144,444              1,000,000            1,085,833
                                                               ===========            ===========           ==========

Net Loss Per Common Share - Basic and Diluted                  $      --              $      --             $     --
                                                               ===========            ===========           ==========

                 See accompanying notes to financial statements.


                                 RBID.COM, INC.
                         (A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
        For the period October 4, 1988 (Inception) to September 30, 1998
                                   (Unaudited)

                                                                                              Deficit
                                                                                             Accumulated
                                                                               Additional    During the
                                                   Common Stock                  Paid-in     Development
                                                      Shares       Amount        Capital        Stage         Total
                                                   ----------    ----------    ----------    ----------    ----------

Balance at October 4, 1988                               --      $     --      $     --      $     --      $     --

Issuance of stock for services
     September 1, 1989                                  1,000             1           999        (1,000)         --

Forward stock split 1,000 to 1
     May 19, 1998                                     999,000           999          (999)         --            --

Issuance of common stock to purchase
     software August 24, 1998                       5,800,000         5,800         9,860          --          15,660

Redemption of Common Stock

     August 24, 1998                               (1,000,000)       (1,000)         --           1,000          --

Issuance of stock for services
     rendered August 25, 1998 through

     September 30, 1998                               700,000           700         1,190          --           1,890

Net loss for the year ended
     September 30,1998                                   --            --            --          (3,662)       (3,662)
                                                   ----------    ----------    ----------    ----------    ----------

Balance, September 30, 1998                         6,500,000    $    6,500    $   11,050    ($   3,662)   $   13,888
                                                   ==========    ==========    ==========    ==========    ==========

                See accompanying notes to financial statements.

                                 RBID.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                                   (Unaudited)


                                                                                                               Period
                                                                       Nine months       Nine months       October 4, 1988
                                                                          ended             ended          (Inception) to
                                                                        September 30,     September 30,     September 30,
                                                                             1998              1997                1998
                                                                        ---------------   ---------------   ---------------

CASH FLOWS FROM OPERATING ACTIVITIES
            Net loss                                                       $ (3,662)             --            $ (3,662)
            Adjustments to reconcile net loss to net cash
               provided by operating activities:
                      Consulting services contributed                         1,890              --               1,890
                      Increase in operating assets:
                           Accounts payable                                   1,772              --               1,772
                                                                           --------           -------          --------
            Net cash provided by operating activities:                         --                --                --
                                                                           --------           -------          --------

NET INCREASE IN CASH                                                           --                --                --
CASH, beginning of year                                                        --                --                --
                                                                           --------           -------          --------

CASH, end of period                                                        $   --             $  --            $   --
                                                                           ========           =======          ========






NON CASH TRANSACTION
            Issuance of common stock for software                          $ 15,660              --            $ 15,660


SUPPLEMENTAL CASH FLOW INFORMATION Cash paid during the year for:

                      Interest                                             $   --
                      Income taxes                                         $   --


                 See accompanying notes to financial statements.
                                      F-12

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1998
                                   (Unaudited)


Note 1.   Summary of Significant Accounting Policies

Organization
------------
The Company was incorporated October 4, 1988 in the State of Florida under the name of Gulf Coast Securities Transfer, Inc. On May 19, 1998 the Company's name was changed to GCST Corp. and Amended Articles of Incorporation. The name was again changed to Rbid.com, Inc. on April 6, 1999 and a second set of amended Articles of Incorporation was filed with the State of Florida. The Company is a development stage Company. The Company's primary concentrations are in providing internet access services, e-commerce solutions, online shopping, online auctions and classified advertising of consumers and small to medium businesses.

Net Income (Loss) Per Share
---------------------------
The net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average of common shares outstanding for the period. For the nine months ended September 30, 1998 and 1997 and for the period October 4, 1998 (Inception) to September 30, 1998 potential common shares and the computation of diluted earnings per share are not considered as their effect would be anti-dilutive.

Estimates
---------
The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Software and website development costs
--------------------------------------
The software asset represents the cost of online mall development software acquired and is being amortized using the straight line method over three years. There was no amortization of the software asset expensed to operations for the nine months ended September 30, 1998.

Software and website development costs incurred in developing the Company's webiste are accounted for in accordance with SOP 98-1. Software and website development costs include amounts incurred by the Company to develop, enhance, manage, monitor and operate the Company's website. External direct costs of materials and services consumed in developing or obtaining internal -use computer software, payroll and payroll-related costs for employees who devote time directly related to the internal-use computer software project, and interest costs incurred while developing internal-use computer software are capitalized. Product development costs, preliminary project and past implementation product costs are expensed as incurred. Internal costs for upgrades and enhancements that result in probable additional functionality are capitalized.

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1998
                                   (Unaudited)

Impairment of Long-Lived Assets
-------------------------------
The Company accounts for the carrying value of long-lived assets in accordance with the requirements of FAS 121 "Accounting for the Impairment of Long-Lived Assets". As of September 30, 1998, no asset impairment needs to be recognized.

Comprehensive Income
--------------------
There were no items of other comprehensive income in the nine months ended September 30, 1998 and 1997 and the period October 4, 1988 (Inception) to September 30, 1998; thus, net income is equal to comprehensive income for the period.

Cash and Cash Equivalents
-------------------------
The Company considers all short-term, highly liquid investments with an original maturity date of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Revenue Recognition
-------------------
Commission from store revenues represent referral fees for purchases made on independent or tenant stores from the Company's website. The Company recognizes commissions from store revenues when received.

Revenues from tenants consist of installation fees and monthly service fees charged to store tenants and supersite tenants for installation of store or supersite software and for use of the software and affiliation to the Company's supersite mall. The Company recognizes revenues from tenants over the period that services are provided.

Advertising and click through revenues represent referral fees paid by unrelated websites for click through traffic to unrelated websites that are generated from banner ad, promotion, informational listing and other inducement links that are displayed on the Company's website. The Company recognizes advertising and click through revenues when received.

Internet service provider fees represent monthly fees charged for internet service. The Company recognizes revenues from internet service provider fees over the period that services are provided.

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1998
                                   (Unaudited)

Advertising Costs
-----------------
The Company expenses all advertising costs as incurred.

Concentration of Business and Credit Risk
-----------------------------------------

The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company plans to do business in the international market. The Company's ability to collect the amounts due from its customers is affected by economic conditions in its industry and the geographical area in which it conducts business.

Note 2.   Stockholders' Equity

In 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was unchanged at $.001.

 Also, in 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 to 1,000,000 shares.

In 1998 the Company issued 5,800,000 shares of common stock for software valued at $15,660. Prior stockholders of common stock of the 1,000,000 outstanding shares were redeemed in 1998.

In addition, the Company for the nine months ended September 30, 1998 issued 700,000 shares to consultants for services rendered valued at $1,890.

Note 3.   Income Taxes

The Company anticipates it will have a Federal net operating loss carryforward of estimated at $5,600, which will expire in the year 2018. The tax benefit of this net operating loss of approximately has been offset by a full allowance for realization.

Note 4.   Year 2000

The Company has assessed its exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities on which the Company's operations rely will be Year 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1998
                                   (Unaudited)

Note 5.   Subsequent Events

In 1999 the Company received funds of approximately $252,000 from an exempt securities offering pursuant to Regulation D Rule 504. Common stock was issued based on a subscription price of $1.00 per share for the 1,000,000 share offering. The costs of the offering of approximately $118,000 was recorded as a reduction to additional paid in capital. Consulting service shares issued totaled 630,000. The Company also issued 450,000 restricted shares for services in 1999 at $1.00 per share.

In 1999, the President of the Company entered into a stock purchase agreement with an unrelated company pursuant to which the President agreed to sell and the unrelated company agreed to purchase 2,300,000 shares of common stock of the President's in the Company for a total consideration of $750,000. The unrelated company assumed control of the Company and the directors and officers of the Company resigned and new directors and officers were elected.

The Company entered into an operating lease for office space in July 1999. The lease has a six month term with monthly payments of $2,794

Note 6.   Commitments and Contingencies

The Company entered into a marketing agreement dated April, 1999, with a firm to market website sales. The agreement has been terminated based on terms of the agreement due to a change in management. Certain claims are outstanding which are being settled by the Company as they occur and based on the development stage of the Company are considered material by management.

                                 Rbid.com, Inc.
                          (A Development Stage Company)
                             As of December 31, 1998
                             and for the years ended
                           December 31, 1998 and 1997
                 and for the period October 4, 1988 (Inception)
                              to December 31, 1998

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Rbid.com, Inc.
Laguna Hills, California

We have audited the accompanying balance sheet of Rbid.com, Inc. (A Development Stage Company) as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998 and for the period October 4, 1988 (Inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rbid.com, Inc. as of December 31, 1998, and the results of its operations, and its cash flows for the year ended December 31, 1998 and for the period October 4, 1988 (Inception) to December 31, 1998, in conformity with generally accepted accounting principles.

By:/s/Stark Tinter & Associates, LLC
------------------------------------
Stark Tinter & Associates, LLC
Englewood, Colorado

October 25, 1999
                                      F-18

                                 Rbid.com, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 1998

                                     ASSETS
                                     ------

  Software                                           $ 15,660
                                                     --------

                                                     $ 15,660
                                                     ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
   Accounts payable                                  $  1,772
                                                     --------

Commitments and contingencies                            --

Stockholders' equity
   Common stock, $0.001 par value,
    50,000,000 shares authorized;
    6,928,500 shares issued and
    outstanding                                         6,928
   Additional paid in capital                          11,779
   Deficit accumulated during the
     development stage                                 (4,819)
                                                     --------
       Total stockholders' equity                      13,888
                                                     --------

                                                     $ 15,660
                                                     ========

          See accompanying notes to consolidated financial statements.

                                 Rbid.com, Inc.
                          (A Development Stage Company)
                            Statements of Operations

                                                                                     Period
                                                                                 October 4, 1988
                                        Year ended            Year ended         (Inception) to
                                       December 31,          December 31,         December 31,
                                           1998                  1997                 1998
                                       -----------            ---------           -----------
Revenue                                $      --              $    --             $      --
                                       -----------            ---------           -----------

Expenses:
  General and administrative                 4,819                 --                   4,819
                                       -----------            ---------           -----------
    Total operating expenses                 4,819                 --                   4,819
                                       -----------            ---------           -----------

Operating (loss)                            (4,819)                --                  (4,819)
                                       -----------            ---------           -----------

Net (loss)                             $    (4,819)           $    --             $    (4,819)
                                       ===========            =========           ===========

Per share information:
   Weighted average shares
    outstanding - basic and diluted      3,286,896            1,000,000             1,207,900
                                       ===========            =========           ===========

 Net (loss) per common share - basic
  and diluted                          $    NIL              $    --             $      NIL
                                       ===========            =========           ===========


          See accompanying notes to consolidated financial statements.

                                 Rbid.com, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                     Period
                                                                                 October 4, 1988
                                                 Year ended        Year ended    (Inception) to
                                                December 31,      December 31,    December 31,
                                                    1998              1997            1998
                                                 --------             ---            --------
Cash flows from operating activities:
Net (loss)                                       $ (4,819)            $--            $ (4,819)
                                                 --------             ---            --------
Adjustments  to reconcile net (loss)
to net cash provided by
(used in) operating activities:
    Consulting services contributed                 3,047              --               3,047
 Changes in assets and liabilities:
  Increase in accounts payable                      1,772              --               1,772
                                                 --------             ---            --------
      Total adjustments                             4,819              --               4,819
                                                 --------             ---            --------
      Net cash (used in) operating
       activities                                    --                --                --
                                                 --------             ---            --------
Cash flows from investing activities:
  Purchase of fixed assets                           --                --                --
                                                 --------             ---            --------
     Net cash (used in) investing activities         --                --                --
                                                 --------             ---            --------

Cash flows from financing activities:
  Net proceeds from issuance of common
   stock, net of issuance costs                      --                --                --
                                                 --------             ---            --------
     Net cash provided by financing activities       --                --                --
                                                 --------             ---            --------

Net increase in cash                                 --                --                --

Cash, beginning                                      --                --                --
                                                 --------             ---            --------

Cash, ending                                     $   --               $--            $   --
                                                 ========             ===            ========
Non-cash transactions
  Issuance of common stock for
   software                                      $ 15,660                            $ 15,660
                                                 ========             ===            ========


          See accompanying notes to consolidated financial statements.
                                      F-21

                                 Rbid.com, Inc.
                          (A Development Stage Company)
                       Statements of Stockholders' Equity
        For the period October 4, 1988 (Inception) to December 31, 1998

                                                                                 Deficit
                                                                               Accumulated
                                                                   Additional   during the
                                            Common Stock            Paid in    Development
                                        Shares        Amount        Capital       Stage         Total
                                      ----------    ----------    ----------    ----------    ----------
Balance at October 4, 1988                  --      $     --      $     --      $     --      $     --

Issuance of stock for services
   September 1, 1989                       1,000             1           999        (1,000)         --

Forward stock split 1,000 to 1
   May 19, 1998                          999,000           999          (999)         --            --

Issuance of stock to purchase
   software August 24, 1998            5,800,000         5,800         9,860          --          15,660

Redemption of common stock
   August 24, 1998                    (1,000,000)       (1,000)         --           1,000          --

Issuance of stock for services
   rendered August 25, 1998 through
   December 31, 1998                   1,128,500         1,128         1,919          --           3,047

Net loss for the year ended
   December 31, 1998                        --            --            --          (4,819)       (4,819)
                                      ----------    ----------    ----------    ----------    ----------

Balance at December 31, 1998           6,928,500    $    6,928    $   11,779    $   (4,819)   $   13,888
                                      ==========    ==========    ==========    ==========    ==========


          See accompanying notes to consolidated financial statements.

                                    Rbid.com
                          (A Development Stage Company)
                          Notes to Financial Statements

         Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization

         The Company was incorporated on October 4, 1988 in the State of Florida under the name of Gulf Coast Securities Transfer, Inc. On May 19, 1998 the Company's name was changed to GCST Corp. and amended Articles of Incorporation were filed. The name was again changed to Rbid.com, Inc. on April 6, 1999 and a second set of amended Articles of Incorporation was filed with the State of Florida. The Company is a development stage company. The Company's primary concentrations are in providing internet access services, e-commerce solutions, online shopping, online auctions and classified advertising of consumers and small to medium sized businesses.

         Software and website development costs

         The software asset represents the cost of online mall development software acquired and is being amortized using the straight line method over three years. There was no amortization of the software asset expensed to operations for the year ended December 31, 1998.

         Software  and website  development  costs  incurred in  developing  the
         Company's website are accounted for in accordance with SOP 98-1. Software and website development costs include amounts incurred by the Company to develop, enhance, manage, monitor and operate the Company's website. External direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who devote time directly related to the internal-use computer software project, and interest costs incurred while developing internal-use computer software are capitalized. Product development costs, preliminary project and past implementation product costs are expensed as incurred. Internal costs for upgrades and enhancements that result in probable additional functionality are capitalized.

         Impairment of long-lived assets

         The Company periodically reviews the carrying amount of its identifiable assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgement is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. As of December 31, 1998, management does not believe there is any impairment of the carrying amounts of assets.

         Revenue recognition

         Commissions from store revenues represent referral fees for purchases made on independent or tenant stores from the Company's website. The Company recognizes commissions from store revenues when received.

                                    Rbid.com
                          (A Development Stage Company)
                          Notes to Financial Statements

         Revenues from tenants consist of installation fees and monthly service fees charged to store tenants and supersite tenants for installation of store or supersite software and for use of the software and affiliation to the Company's supersite mall. The Company recognizes revenues from tenants over the period that services are provided.

         Advertising and click through revenues represent referral fees paid by unrelated websites for click through traffic to unrelated websites that are generated from banner ad, promotion, informational listing and other inducement links that are displayed on the Company's website. The Company recognizes advertising and click through revenues when received.

         Internet service provider fees represent monthly fees charged for internet service. The Company recognizes revenues from internet service provider fees over the period that services are provided.

         Net income per share

         The net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding for the period. For the years ended December 31, 1998 and 1997 and for the period October 4, 1988 (Inception) to December 31, 1998. potential common shares and the computation of diluted earnings per share are not considered as their effect would be anti-dilutive.

         Estimates

         The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

         Comprehensive Income

         There were no items of other comprehensive income in the years ended December 31, 1998 and 1997 and the period October 4, 1988 (Inception) to December 31,1998; thus, net income is equal to comprehensive income for the period.

         Note 2.  SOFTWARE ASSET

         In August 1998, the Company entered into an agreement to purchase online mall development software in exchange for 5,800,000 shares of common stock at the predecessor cost of the asset which was $15,660. This transaction will be accounted for as the purchase of a software asset.

         Note 3.  STOCKHOLDERS' EQUITY

         In 1998, the state of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was unchanged at $.001.

                                    Rbid.com
                          (A Development Stage Company)
                          Notes to Financial Statements

         Also, in 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 to 1,000,000 shares.

         In 1998 the Company issued 5,800,000 shares of common stock for software valued at $15,660. Prior stockholders of common stock of the 1,000,000 outstanding shares were redeemed in 1998.

         In addition, the Company in 1998 issued 1,128,500 shares to consultants for services rendered valued at $3,047.

         Note 4.  INCOME TAXES

         The Company has a Federal net operating loss carryforward of approximately $5,600, which will expire in the year 2018. The tax benefit of this net operating loss has been offset by a full allowance for realization.

         Note 5.  YEAR 2000

         The Company has assessed its exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities on which the Company's operations rely will be 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.

         Note 6.  SUBSEQUENT EVENTS

         In 1999 the Company received funds of approximately $252,000 from an exempt securities offering pursuant to Regulation D Rule 504. Common stock was issued based on a subscription price of $1.00 per share for the 1,000,000 share offering. The costs of the offering of approximately $118,000 was recorded as a reduction to additional paid in capital. Consulting service shares issued totaled 630,000. The Company also issued 450,000 restricted shares for services in 1999 at $1.00 per share.

         In October 1999, the President of the Company entered into a stock purchase agreement with an unrelated company pursuant to which the President agreed to settle claims relating to a marketing agreement with 788,938 of his personal shares and sell 2,300,000 of his personal shares of common stock in the Company for a total consideration of $500,000. The Company also agreed to issue 3,802,863 shares to the unrelated party in exchange for $750,000 in cash or an irrevocable letter of credit. The unrelated company assumed control of the Company in October 1999 and the directors and officers of the Company resigned and new directors and officers were elected. The monies and the President's stock were placed in an escrow account in accordance with the agreement. The Company borrowed $228,000 from the escrow account in 1999 for operating purposes in accordance with the agreement. The transaction did not close until March 2000.

                                    Rbid.com
                          (A Development Stage Company)
                          Notes to Financial Statements

         The Company entered into an operating lease for office space in July 1999. The lease has a six month term with monthly payments of $2,794.

         Note 7.  Commitments and contingencies

         The Company entered into a marketing agreement dated April, 1999, with a firm to market website sales. The agreement has been terminated based on terms of the agreement due to a change in management. Certain claims are outstanding which are being settled by the Company as they occur and based on the development stage of the Company are considered material by management.

                                 RBID.COM, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                               September 30, 1999
                                   (Unaudited)

                                     ASSETS
                                     ------

                                                                             September 30,
                                                                                1999
                                                                             -----------
        Current Assets
     Cash                                                                    $     6,955
     Deposits                                                                      2,608
                                                                             -----------
           Total Current Assets                                                    9,563
                                                                             -----------
Property and equipment, net of accumulated
     depreciation                                                                 33,042
                                                                             -----------

           Total Assets                                                      $    42,605
                                                                             ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
     Accounts payable                                                        $    76,584
     Payroll taxes payable                                                        11,856
     Loan payable, stockholder                                                   131,055
                                                                             -----------
           Total Current Liabilities                                             219,495
                                                                             -----------

Stockholders' Equity

     Common stock, $0.001 par value, 50,000,000 shares
        authorized; 8,378,500 shares issued and outstanding                        8,378
     Additional paid in capital                                                1,341,590
     Deficit accumulated during the development stage                         (1,526,858)
                                                                             -----------
           Total Stockholders' Equity                                           (176,890)
                                                                             -----------

           Total Liabilities and Stockholders' Equity                        $    42,605
                                                                             ===========

                 See accompanying notes to financial statements.


                                 RBID.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                                   (Unaudited)
                                                                                                         Period
                                                               Nine months         Nine months        October 4, 1988
                                                                 ended               ended            (Inception) to
                                                              September 30,        September 30,       September 30,
                                                                  1999                1998                 1999
                                                            -----------------   ----------------      ---------------

Revenue                                                       $      --             $      --             $      --
                                                              -----------           -----------           -----------
Expenses:
        Selling, general and administrative                     1,520,819                 3,662             1,525,638
        Depreciation                                                1,220                  --                   1,220
                                                              -----------           -----------           -----------
              Total Operating Expenses                          1,522,039                 3,662             1,526,858
                                                              -----------           -----------           -----------

Operating Loss                                                 (1,522,039)               (3,662)           (1,526,858)
                                                              -----------           -----------           -----------

Net Loss                                                      $(1,522,039)          $    (3,662)          $(1,526,858)
                                                              ===========           ===========           ===========




Per Share Information:
        Weighted Average Shares Outstanding -
            Basic and Diluted                                   7,783,500             2,144,444             1,670,411
                                                              ===========           ===========           ===========

Net Loss Per Common Share - Basic and Diluted                 $     (0.20)          $      --             $     (0.91)
                                                              ===========           ===========           ===========

           See accompanying accountant's notes to financial statement.


                                 RBID.COM, INC.
                          (A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
        For the period October 4, 1988 (Inception) to September 30, 1999
                                   (Unaudited)


                                                                                    Deficit
                                                                                  Accumulated
                                                                                   Additional     During the
                                                            Common Stock            Paid-in      Development
                                                       Shares           Amount      Capital         Stage          Total
                                                    -----------    -----------    -----------    -----------    -----------

Balance at October 4, 1988                                 --      $      --      $      --      $      --      $      --

Issuance of stock for services
     September 1, 1989                                    1,000              1            999         (1,000)          --

Forward stock split 1,000 to 1
     May 19, 1998                                       999,000            999           (999)          --             --

Issuance of common stock to purchase
     software August 24, 1998                         5,800,000          5,800          9,860           --           15,660

Redemption of Common Stock

     August 24, 1998                                 (1,000,000)        (1,000)          --            1,000           --

Issuance of stock for services
     rendered August 25, 1998 through

     December 31, 1998                                1,128,500          1,128          1,919           --            3,047

Net loss for the year ended
     December 31,1998                                      --             --             --           (4,819)        (4,819)
                                                    -----------    -----------    -----------    -----------    -----------

Balance, December 31, 1998                            6,928,500          6,928         11,779         (4,819)        13,888
                                                    -----------    -----------    -----------    -----------    -----------


Issuance of Common Stock

     Reg. D Rule 504 (Note 3)                         1,000,000          1,000        880,261           --          881,261

Issuance of Common Stock                                450,000            450        449,550           --          450,000


Net loss for the nine months ended
     September 30, 1999                                    --             --             --       (1,522,039)    (1,522,039)
                                                    -----------    -----------    -----------    -----------    -----------

Balance, September 30, 1999                           8,378,500    $     8,378    $ 1,341,590    ($1,526,858)   $   176,890
                                                    ===========    ===========    ===========    ===========    ===========



                 See accompanying notes to financial statements

                                 RBID.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                                   (Unaudited)


                                                                                          Period
                                                                        Nine months    Nine months     October 4, 1988
                                                                           ended           ended       (Inception) to
                                                                        September 30,   September 30,   September 30,
                                                                           1999            1998             1999
                                                                         -----------    -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES
           Net loss                                                      $(1,522,039)   $    (3,662)   $(1,526,858)
           Adjustments to reconcile net loss to net cash
              provided by operating activities:
                   Consulting services contributed                         1,080,000          1,890      1,083,047
                   Depreciation                                                1,220           --            1,220
                   Increase in operating assets:
                      Deposits                                                (2,608)          --           (2,608)
                      Accounts payable & taxes payable                        86,668          1,772         88,440
                                                                         -----------    -----------    -----------
           Net cash used in operating activities:                           (356,759)          --         (356,759)
                                                                         -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
           Purchase of equipment                                             (18,602)          --          (18,602)
                                                                         -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
           Net proceeds from issuance of common stock,
                net of issuance costs                                        251,261           --          251,261
           Loan payable, stockholder                                         131,055           --          131,055
                                                                         -----------    -----------    -----------
           Net cash provided by financing activities                         382,316           --          382,316
                                                                         -----------    -----------    -----------


NET INCREASE IN CASH                                                           6,955           --            6,955
CASH, beginning of year                                                         --             --             --
                                                                         -----------    -----------    -----------

CASH, end of period                                                      $     6,955    $      --      $     6,955
                                                                         ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION Cash paid during the year for:

                   Interest                                              $      --
                   Income taxes                                          $      --

                 See accompanying notes to financial statements.

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (Unaudited)



Note 1.   Summary of Significant Accounting Policies

Organization
------------

The Company was incorporated on October 4, 1988, in the State of Florida under the name of Gulf Coast Securities Transfer, Inc. On May 19, 1998, the Company's name was changed to GCST Corp. and Amended Articles of Incorporation. The name was again changed to Rbid.com, Inc. on April 6, 1999 and a second set of Amended Articles of Incorporation were filed with the State of Florida. The Company is a development stage Company. The Company's primary concentrations are in providing internet access services, e-commerce solutions, online shopping, online auctions and classified advertising to consumers and small to medium businesses.

Net Income (Loss) Per Share
---------------------------

The net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average of common shares outstanding for the period. For the nine months ended September 30, 1999 and 1998, and for the period October 4, 1988 (Inception) to September 30, 1999, potential common shares and the computation of diluted earnings per share are not considered as their effect would be anti-dilutive.

Estimates
---------

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Property, Equipment and Software
--------------------------------

Property and equipment are recorded at cost and equipment is primarily computers. Depreciation has been calculated on the accelerated cost recovery method at rates based on five to seven years estimated lives.

Software and website development costs incurred in developing the Company's website are accounted for in accordance with SOP 98-1. Software and website development costs include amounts incurred by the Company to develop, enhance, manage, monitor and operate the Company's website. External direct costs of materials and services consumed in developing or obtaining internal -use computer software, payroll and payroll-related costs for employees who devote time directly related to the internal-use computer software project, and interest costs incurred while developing internal-use computer software are capitalized. Product development costs, preliminary project and past implementation product costs are expensed as incurred. Internal costs for upgrades and enhancements that result in probable additional functionality are capitalized.

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (Unaudited)

Impairment of Long-Lived Assets
----------------------]---------

The Company accounts for the carrying value of long-lived assets in accordance with the requirements of FAS 121 "Accounting for the Impairment of Long-Lived Assets". As of September 30, 1998, no asset impairment needs to be recognized.

Comprehensive Income
--------------------

Effective January 1, 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement 130). This statement is effective for financial statements issued for periods beginning after December 15, 1997. Statement 130 established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement 130 requires that all items recognized under accounting standards as components of comprehensive income be reported in a financial statement with equal prominence as other statements. There were no items of other comprehensive income in the nine months ended September 30, 1999 and 1998, and the period October 4, 1988 (Inception) to September 30, 1999; thus, net income is equal to comprehensive income for the period.

In 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 defines how operating segments are determined and requires disclosure of certain financial and descriptive information about the Company's operating segments. Under current conditions, the Company has one reporting segment.

Cash and Cash Equivalents
-------------------------

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Revenue Recognition
-------------------

Commission from store revenues represent referral fees for purchases made on independent or tenant stores from the Company's website. The Company recognizes commissions from store revenues when received.

Revenues from tenants consist of installation fees and monthly service fees charged to store tenants and supersite tenants for installation of store or supersite software and for use of the software and affiliation to the Company's supersite mall. The Company recognizes revenues from tenants over the period that services are provided.

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (Unaudited)

Advertising and click through revenues represent referral fees paid by unrelated websites for click through traffic to unrelated websites that are generated from banner ad, promotion, informational listing and other inducement links that are displayed on the Company's website. The Company recognizes advertising and click through revenues when received.

Internet service provider fees represent monthly fees charged for internet service. The Company recognizes revenues from internet service provider fees over the period that services are provided.

Advertising Costs and Marketing Costs
-------------------------------------

The Company expenses all advertising costs as incurred. Advertising expense for the nine months ended September 30, 1999 amounted to $39,905. Marketing costs totaled $112,139 for the nine months ended September 30, 1999. In addition the Company issued restricted common stock shares for marketing development valued at $ 600,000 during the nine months ended September 30, 1999 or a grand total of $ $ 752,044

Research and Development
------------------------

Research and development costs are expensed as incurred. Research and development costs for the nine months ended September 30, 1999 totaled $ 177,705. Marketing and development costs totaled $600,000 as explained above in Advertising Costs and Marketing Costs.

Concentration of Business and Credit Risk
-----------------------------------------

The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company plans to do business in the international market. The Company's ability to collect the amounts due from its customers is affected by economic conditions in its industry and the geographical area in which it conducts business.

Note 2.   Property, Equipment and Software

Property, equipment, and software consisted of the following at September 30, 1999:

         Equipment                                          $  18,602
         Less accumulated depreciation                         (1,220)
                                                            ---------
                                                               17,382

         Software                                              15,660
                                                            ---------
                                                            $  33,042

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (Unaudited)

Note 3.   Stockholders' Equity

In 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was unchanged at $.001.

 Also, in 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 to 1,000,000 shares.

In August, 1998, the Company issued 5,800,000 shares of common stock for software valued at $15,660. Prior stockholders of common stock of the 1,000,000 outstanding shares were redeemed in 1998.

The Company for the quarter ended September 30, 1998, issued 700,000 restricted common stock shares to consultants for services rendered valued at $1,890 and 428,500 restricted common stock shares to consultants in the fourth quarter 1998 valued at $1,156. Common stock shares outstanding were 6,500,000 shares as of September 30, 1998 and 6,928,500 shares at December 31, 1998.

In the quarter ended March 31, 1999 the Company issued 390,000 shares of restricted common stock for $1.00 per share or $390,000 for consulting services pursuant to a Regulation D Rule 504 SEC offering which totaled 1,000,000 common stock shares. Common stock shares outstanding at March 31, 1999 totaled 7,318,500,

Under the Regulation D Rule 504 offering the Company in the quarter ended June 30, 1999 received funds of $252,000 after expenses of $118,000 on issuing 370,000 shares of restricted common stock at $1.00 per share. Also issued were 240,000 common shares for consulting services at $1.00 per share or $240,000 for the balance of the 1,000,000 shares of the offering. In addition, in the quarter ended June 30, 1999, the Company for consulting services issued 450,000 shares of restricted common stock at $1.00 per share (total of $450,000). No shares were issued to an affiliated party. Outstanding common stock shares were 8,378,500 as of June 30, 1999 and September 30, 1999.

Note 4.  Loan Payable - Stockholder

During the three months ended September 30, 1999 the primary shareholder loaned the Company a net amount of $131,055 with a ninety day maturity term on a non interest basis.
                                      F-34

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (Unaudited)

Note 5.   Income Taxes

The Company has a 1998 Federal net operating loss carryforward of approximately $5,600, which will expire in the year 2018. The tax benefit of this net operating loss of approximately has been offset by a full allowance for realization.

Note 6.   Year 2000

The Company has assessed its exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities on which the Company's operations rely will be Year 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.

Note 7.   Subsequent Events

AHC - I, BT
-----------

On October 21, 1999, the major stockholder of the Company entered into a stock purchase agreement with AHC, Ltd., (which the latter assigned to AHC - I, BT, a Nevada Business Trust pursuant to which the stockholder agreed to sell and AHC, Ltd., agreed to purchase 2,300,000 shares of common stock of the major stockholder in the Registrant. AHC - I, BT is a Nevada Business Trust. The Trustee of the Trust is Growth Capital Investments, Inc., a California corporation. The trust is the assignee of the rights of AHC, Ltd. under the stock purchase agreement dated October 21, 1999.

Under the terms of the Stock Purchase Agreement, AHC - I, BT is entitled to acquire 2,300,000 shares of common stock of the Company from the stockholder for a total consideration of $500,000 or $.217 a share. These funds would be distributed to the stockholder upon the close of escrow. In addition, the Company, in order to obtain an immediate infusion of cash for its operations, granted to AHC - I , BT the right to acquire 3,800,000 shares of common stock at a price of approximately $.20 share. All funds from the sale of these shares are to be placed directly into the operating capital of the Company.

Under the agreement, an escrow was opened for the transaction. The escrow instructions contain a number of conditions that are required to be met prior to a close. Under the agreement, AHC - I, BT was required to make available to the Company the sum of $250,000 for operations and a proportionate number of shares
                                      F-35

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (Unaudited)


of common stock would be distributed to AHC - I, BT in consideration for the capital infusion. Pursuant to the agreement, AHC -I, BT provided the Company with the required funds. The stock purchase transaction is still in escrow and a closing is expected within the next sixty days. After the escrow closing, AHC - I, BT would control 50.1% of the total issued and outstanding stock of the Company and would be in control of the Company. The unrelated company assumed control of the Company and the directors and officers of the Company resigned and new directors and officers were elected.

Lead Machine, Inc.
------------------

On December 7, 1999, the Company executed an agreement with Lead Machine, Inc., a Washington corporation, and the sole shareholder of Lead Machine, Inc. pursuant to which the Company agreed to purchase the asset "Millionaires Island" which consists of certain customer accounts, customer lists and contracts (customer assets). The Company assumed no liabilities of Lead Machine, Inc. The Company has agreed to pay the seller a fee for new or renewal customer assets of the greater of $50.00 or ten percent of the fees generated by the Company per customer subscribing to Millionaires Island after November 1, 1999. The seller, at her option, could terminate the Company's right to use the Millionaires Island assets (customer assets) if the Company does not reach a minimum sales standard by March 31, 2000. The agreement was terminated in April 2000.

Note 8.   Commitments and Contingencies

Marketing Agreement
-------------------

The Company entered into a marketing agreement dated April, 1999, with an unrelated market entity to market websites. The Company advanced monies to the marketing entity in the approximate amount of $145,600. In order to assist in customer satisfaction, the Company did not process any customer credit cards until the websites were operating in July, 1999. The Company because of customer's' requests' began refunding credit card receipts in August, 1999 and advanced amounts for unpaid sub-distributor commissions to the marketing entity. The Company entered into a settlement agreement with the market entity and sales persons on November 15, 1999 wherein the major shareholder agreed to transfer his personal shares totaling 788,938 to the settling parties which the Company valued at $1.00 per share and recorded $786,808 to expense and paid-in capital in December 1999. The Company also agreed to pay $86,067 in cash to settle any possible litigation.

The Company in the test market of supersite orders from customers after receipt of revenue decided to refund all cash and credit card receipts as a matter of goodwill upon discovery of significant sales allowances and sale returns. The net result was to record revenues at zero after returns and allowances and expense any test market advances to the market entity. The net amount recorded as test market expense totaled $79,639 for the nine months ended September 30, 1999 and $42,149 for the three months ended September 30, 1999.

The Company entered into an operating lease for office space in July 1999. The lease has a six month term with monthly payments of $2,794

PART III

                            ITEM 1. INDEX TO EXHIBITS

                  3(i) Original Articles of Incorporation and Amended and Restated Articles of Incorporation. (Incorporated by reference to Exhibits filed with Form 10SB filed with the SEC on November 5, 1999.)*

                  3(ii) Bylaws. (Incorporated by reference to Exhibits filed with Form 10SB filed with the SEC on November 5, 1999.)*

                  10       Material Contracts

                           (a)      Contract with Concentric**
                           (b)      Employment Contract with Horst Danning*
                           (c)      Employment Contract with Dr. Klaus Bartak*

                  11       Statement Re: Computation of Per Share Earnings**

                  21       Subsidiaries of Registrant

                           (a)      R-Way, Inc., a Delaware Corporation

*Incorporated by reference to Registrant's Form 10-SB filed on November 5, 1999.

**Incorporated  by  reference to  Registrant's  Form 10-SB filed on February 28,
2000.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 RBID.COM, INC.



                                       /s/ Fred Wallace
                                       -----------------
                                       Fred Wallace
Date: June 26, 2000                    Chief Financial Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                           Title                      Date
---------                           -----                      ----

/s/ Horst Danning                   Chairman of the Board,
--------------------                Director, and
Horst Danning                       Chief Executive Officer    June 26, 2000


/s/ Dr. Klaus Bartak                President and a            June 26, 2000
--------------------                Director
Dr. Klaus Bartak


/s/ Fred Wallace                    Chief Financial Officer    June 26, 2000
----------------
Fred Wallace


/s/ Emilio Francisco                Director                   June 26, 2000
--------------------
Emilio Francisco

/s/ Debra Martinez                  Secretary                  June 26, 2000
--------------------
Debra Martinez

                                       34